UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 18, 2021
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 4Q20 and full year 2020 results.

Media Release Zurich, February 18, 2021

Fourth quarter and full year 2020 financial results

Strong underlying performance positions bank to accelerate growth
-
Reported 4Q20 pre-tax loss of CHF 88 mn, net revenues of CHF 5.2 bn; results impacted by increased provision for credit losses, major litigation provisions, restructuring costs and significant items; 4Q20 adjusted pre-tax income, excluding significant items* of CHF 861 mn

-	Reported FY20 pre-tax income of CHF 3.5 bn, net revenues of CHF 22.4 bn, diluted earnings per share of CHF 1.06
-	FY20 adjusted pre-tax income, excluding significant items*, of CHF 4.4 bn, up 6% versus 2019

Thomas Gottstein, Chief Executive Officer of Credit Suisse Group AG, commented: “Despite a challenging environment for societies and economies in 2020, we saw a strong underlying performance across Wealth Management and Investment Banking, while addressing historic issues. We remained focused on serving our clients around the globe and on delivering value to our shareholders. The steady execution of the strategic initiatives we announced last July supports our growth agenda and allows for further investment in our businesses. Looking forward into 2021 and beyond, we aim to further accelerate growth in Wealth Management and deliver sustainable returns in Investment Banking. We remain strongly committed to positioning Credit Suisse as a leader in sustainability and driving digitalization and automation to generate positive operating leverage. I would like to thank all our employees for their outstanding commitment and loyalty.”

Reported key financials (YoY)	Adjusted key financials, excl. sign. items* (YoY)
FY20:
- Pre-tax income: CHF 3.5 bn, down 27% primarily due to increased provision for credit losses, major litigation provisions and York impairment
- Net revenues: CHF 22.4 bn, flat
- Total operating expenses: CHF 17.8 bn, up 2%
- Net income att/t shareholders: CHF 2.7 bn, down 22%
- RoTE: 6.6%

FY20:
- Pre-tax income: CHF 4.4 bn, up 6%, driven by solid revenue momentum, especially in the IB, and continued cost discipline
- Pre-provision profit of CHF 5.5 bn, up 22%
- Net revenues: CHF 22.1 bn, up 3%
- Total operating expenses: CHF 16.6 bn, down 2%

4Q20:
- Pre-tax loss: CHF 88 mn, primarily due to major litigation provisions and York impairment
- Net revenues: CHF 5.2 bn, down 16%
- Total operating expenses: CHF 5.2 bn, up 7%
- Net loss att/t shareholders: CHF 353 mn
- CET1 ratio: 12.9% (3Q20: 13.0%); Tier 1 leverage ratio: 6.4%[1] (3Q20: 6.3%2)

4Q20:
- Pre-tax income: CHF 861 mn, down 10%, driven by lower revenues particularly in IWM, SUB and the Corporate Center
- Net revenues: CHF 5.3 bn, down 4%
- Total operating expenses: CHF 4.3 bn, down 2%

Key highlights for 2020
Strong underlying financial performance in 2020, with PTI and net revenue growth on an adjusted basis and excluding significant items* despite significant FX headwinds and higher provision for credit losses which are in line with the overall banking industry, demonstrating the strength of our diversified franchise

Executed four key strategic initiatives to support growth agenda, expected to generate run-rate savings of ~ CHF 400 mn to CHF 450 mn p.a.[3]:
- Created one global Investment Bank
- Launched SRI – Sustainability, Research & Investment Solutions
- Integrating Neue Aargauer Bank into SUB and launched CSX
- Combined Risk and Compliance functions

Investments to accelerate our growth:
- Targeting investments of CHF 300 mn to CHF 600 mn in growth initiatives across Wealth Management and the Investment Bank, supported by investments in technology platform and risk infrastructure

- WM-related investments: Increase adjusted PTI excluding significant items* (CHF 3.8bn in 2020) and adjusted RoRC excluding significant items* (18% in 2020) towards our related ambitions of CHF 5.0-5.5 bn PTI in 2023 and 20-25% RoRC, as part of our strategy to accelerate growth and invest most of marginal capital generated[4] into Wealth Management to deploy into lending, accompanied with investments in RM recruitment, ESG products and private markets
- IB: adjusted* RoRC of 13% in line with our medium-term ambition of 10-15%, supported by 70% adjusted* PTI growth in 2020; further selected IB investments planned (e.g. in M&A)

Strong capital position and disciplined capital distribution:
- CET1 ratio of 12.9% as of the end of 2020
- Total capital distribution of ~ CHF 1 bn in 2020[5];
- Proposal to our shareholders to increase 2020 dividend by 5.4% vs 2019 (CHF 0.2926 per share)
- Started our share buyback program for 2021 in January, targeting a total of CHF 1.0 -1.5bn for the full year[6]

Media Release Zurich, February 18, 2021

NNA FY20 (in CHF bn)				NNA 4Q20 (in CHF bn)				AuM (in CHF tn)
Group: 42	SUB: 7.8	IWM: 32.2	APAC: 8.6	Group: 8.4	SUB: 1.7	IWM: 10.6	APAC: (1.1)	1.5
o/w WM businesses: 19.4	SUB PC: (5.9)	IWM PB: 16.7	APAC: 8.6	o/w WM businesses: 1.1	SUB PC: (2.1)	IWM PB: 4.3	APAC: (1.1)

Wealth Management-related businesses, net revenues (YoY)		Global investment banking businesses, net revenues (YoY)
Reported	Adjusted, excl. sign. items*, at FXC	Reported
FY20: CHF 13.6 bn, down 8% transaction-based revenues up 3% recurring commissions and fees down 4% net interest income down 4%	FY20: CHF 13.9 bn, up 2% transaction-based revenues up 8% recurring commissions and fees stable net interest income down 2%	FY20: USD 10.2 bn, up 19% Fixed Income Sales & Trading up 26% Equity Sales & Trading up 12% Capital Markets & Advisory up 31%[7]
4Q20: CHF 3.1 bn, down 24% transaction-based revenues up 7% recurring commissions and fees down 6% net interest income down 14%	4Q20: CHF 3.4 bn, down 2% transaction-based revenues up 15% recurring commissions and fees stable net interest income down 11%	4Q20: USD 2.5 bn, up 19% Fixed Income Sales & Trading flat Equity Sales & Trading up 5% Capital Markets & Advisory up 63%[8]

SUMMARY
FY 2020 Results
In a year characterized by the COVID-19 pandemic, macroeconomic challenges and strong FX headwinds, we continued to position the bank for growth in 2021 and beyond. Reaffirming our strategy as a leading Wealth Manager with strong global Investment Banking capabilities, we successfully launched four key strategic initiatives to support our growth agenda, including:
-
Creation of a global Investment Bank (IB) to build a client-centric global platform with critical scale for corporate, institutional and entrepreneurial clients; including the creation of Global Trading Solutions (GTS) and a globally integrated Equities platform

-
Establishment of a new Sustainability, Research & Investment Solutions (SRI) function at the Executive Board (ExB) level, affirming our commitment to providing our clients a leading offering, to deliver on our ambition to become a leader in Sustainability

-	Integration of Neue Aargauer Bank into Swiss Universal Bank (SUB) to optimize the Swiss branch network, which is well on track; launch of digital banking offering CSX in the Swiss retail space
-	Launch of a combined Chief Risk and Compliance Officer (CRCO) function to create alignment across our control functions

While executing on these initiatives, we delivered a strong underlying performance, driven by our global investment banking activities, and experienced several items in 2020 that had a considerable impact on the reported numbers. These items included major litigation provisions primarily related to legacy RMBS cases of CHF 988 million, restructuring and real estate disposal expenses of CHF 208 million, a net adverse impact on our pre-tax income of CHF 287 million from FX moves, as well as a number of significant items*, including an impairment to the valuation of the non-controlling interest in York Capital Management (York) of CHF 414 million and a gain related to the transfer of InvestLab of CHF 268 million.

On a reported basis, pre-tax income of CHF 3.5 billion was down 27% year on year. Our net income attributable to shareholders decreased by 22% to CHF 2.7 billion. Net revenues of CHF 22.4 billion were flat year on year, while total operating expenses of CHF 17.8 billion were up 2%, driven by litigation provisions and restructuring expenses.

On an adjusted basis, pre-tax income, excluding significant items*, was CHF 4.4 billion, up 6% year on year, driven by solid revenue momentum especially in the IB, and continued positive operating leverage, demonstrating a strong underlying performance. Adjusted net revenues, excluding significant items*, were CHF 22.1 billion, up 3% year on year, and adjusted* total operating expenses were CHF 16.6 billion, down 2%.

Media Release Zurich, February 18, 2021

Our Wealth Management-related businesses had a strong underlying performance, driven by increased transaction-based revenues. On a reported basis, total Wealth Management-related net revenues of CHF 13.6 billion were down 8% year on year, with higher transaction-based revenues, up 3%, being more than offset by lower recurring commissions and fees and lower net interest income, both down 4%. Adjusted total Wealth-Management-related net revenues, excluding significant items and at constant FX rates*, of CHF 13.9 billion were up 2% year on year, with stronger transaction-based revenues, up 8%, stable recurring commission and fees and net interest income down 2%.

In our global investment banking businesses we delivered a strong performance. Global investment banking revenues of USD 10.2 billion were up 19% year on year, with Fixed Income Sales & Trading up 26%, Equity Sales & Trading up 12%, and Capital Markets & Advisory9 up 31%.

Our GTS platform, which collaborates across our four divisions delivering institutional-style solutions to our wealth management clients, we recorded strong revenue growth, with net revenues up 31% year on year.

We recorded strong NNA of CHF 42.0 billion across our businesses, with CHF 7.8 billion in SUB, CHF 32.2 billion in International Wealth Management (IWM) and CHF 8.6 billion in APAC, showcasing the strengths of our global footprint. NNA in our Wealth Management businesses were CHF 19.4 billion. Our AuM at the end of 4Q20 increased slightly at CHF 1.5 trillion, with positive market movements and NNA offsetting significant negative FX-related effects.

We recorded CHF 1.1 billion provision for credit losses, compared to CHF 324 million last year. This is almost four times higher than our eleven-year average of CHF 280 million and driven by negative developments in our corporate lending portfolio and the application of the current expected credit loss (CECL) methodology.

After a 9M20 Return on Tangible Equity (RoTE) of 9.8%, our full-year RoTE was 6.6%, mainly reflecting the litigation provisions we recorded in 4Q20, as well as the impairment to the valuation of our minority shareholding in York. We remain committed to delivering on our ambition of a medium-term RoTE of 10-12% in a normalized environment, subject to market and economic conditions.

Our resilient and diversified business model continues to generate capital. Our capital position at the end of 4Q20 remained strong, with a CET1 ratio of 12.9% compared to 13.0% at the end of 3Q20. Our Tier 1 leverage ratio was 6.4%10 at the end of 4Q20, compared to 6.3%11 end of 3Q20.

4Q20 Results
We absorbed several items during the quarter that had a considerable impact on the reported numbers. These included major litigation provisions of CHF 757 million, restructuring and real estate disposal expenses of CHF 78 million, a net adverse impact on our pre-tax income of CHF 108 million from FX moves, as well as a number of significant items*, including an impairment to the valuation of the non-controlling interest in York of CHF 414 million, the CHF 158 million gain related to the equity investment revaluation of SIX and the CHF 127 million gain related to the equity investment revaluation of Allfunds Group.

As a consequence, and as indicated in the announcement made on January 8, 2021, we reported a pre-tax loss in 4Q20. Our pre-tax loss was CHF 88 million, and our net loss attributable to shareholders was CHF 353 million. Net revenues of CHF 5.2 billion were down 16% year on year, while total operating expenses of CHF 5.2 billion increased 7%.

Adjusted pre-tax income, excluding significant items*, was CHF 861 million, down 10% year on year and adjusted net revenues, excluding significant items*, were CHF 5.3 billion, down 4%. Adjusted* total operating expenses of CHF 4.3 billion were down 2% year on year.

In our Wealth Management-related businesses, we reported net revenues of CHF 3.1 billion, down 24% year on year, with transaction-based revenues up 7%, lower recurring commissions and fees, down 6% and lower net interest income, down 14%. Adjusted total Wealth-Management-related net revenues, excluding significant items

Media Release Zurich, February 18, 2021

and at constant FX rates*, of CHF 3.4 billion were down 2% year on year, with strong transaction-based revenues, up 15%, stable recurring commissions and fees, and lower net interest income, down 11%.

Our global investment banking revenues increased to USD 2.5 billion, up 19% year on year, benefitting from a resilient performance across products: Fixed Income Sales & Trading was flat year on year, Equity Sales & Trading was up 5%, and Capital Markets & Advisory12 was up 63%.

We recorded CHF 138 million provision for credit losses, compared to CHF 94 million in 3Q20, driven by higher net provisions across SUB, IWM and IB.

Total NNA were CHF 8.4 billion, with CHF 1.7 billion in SUB, CHF 10.6 billion in IWM and an outflow of CHF 1.1 billion in APAC. NNA in our Wealth Management businesses were CHF 1.1 billion.

OUTLOOK
We would caution that the COVID-19 pandemic is not yet behind us and, notwithstanding the continued fiscal and monetary stimuli, the pace of recovery remains uncertain. Credit Suisse has seen a strong start to 2021, led by a substantial YoY increase in client activity. Our Investment Bank is benefitting from a particularly strong performance in capital markets issuance activity and from a continued good performance across both Fixed Income and Equity Sales & Trading. This increase in client activity is also benefitting all three of our Wealth Management-related businesses, led by growth in APAC, while recurring commissions and fees are stable with higher assets under management offsetting the strengthening of the Swiss Franc. While net interest income remains lower than in 1Q20 due to interest rate reductions and the weaker US dollar, this impact is stabilizing sequentially and, assuming unchanged FX rates from current levels, we would expect this to improve as we plan to increase our lending volumes.

We remain fully focused on delivering outstanding products and services to our clients, supporting them through the persisting COVID-19 pandemic and the resultant economic challenges. With the CET1 capital ratio at 12.9% as of the end of 2020, we continue to focus on deploying most of the marginal capital generated into Wealth Management as well as disciplined capital distribution based on dividend growth of at least 5% per annum, including a proposed dividend per share of 0.2926 in respect of the 2020 dividend, and an ongoing share buyback program of up to CHF 1.5 bn, with at least CHF 1.0 bn expected for 2021[13].

CHANGES TO THE BOARD OF DIRECTORS
As previously announced on December 1, 2020, the Board of Directors is proposing António Horta-Osório for election as Chairman of the Board of Directors at the Annual General Meeting (AGM) on April 30, 2021. In addition and as previously announced on October 29, 2020, the Board of Directors is proposing Clare Brady and Blythe Masters for election as new non-executive members of the Board of Directors.

From the current members of the Board of Directors, Urs Rohner, Joaquin J. Ribeiro and John Tiner will not stand for re-election at the AGM in 2021. All other members of the Board of Directors will stand for re-election for a further term of office of one year.

Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, said: “Joaquin “Jack” Ribeiro joined the Board of Directors in 2016 and has served as a member of the Audit Committee for the past five years. He informed the Board that he will not stand for re-election this year. His important contributions as a professional accountant and longstanding experience within the financial services industry have been of great value to the Audit Committee and the Board during his tenure. John Tiner joined the Board of Directors in 2009. After having served the Group for 12 years, he has reached the maximum standard term limit and will therefore not be standing for re-election at the AGM in 2021. The Group benefited greatly from his invaluable contributions in the Audit Committee, a committee he chaired for nine years, the Risk Committee, the Governance and Nominations Committee, as well as the Conduct and Financial Crime Control Committee, and his expertise as a member of the board of several Credit Suisse entities. We thank both, John and Jack, for their extraordinary commitment and excellent collaboration, and wish them all the best for their future endeavors.”

Media Release Zurich, February 18, 2021

CAPITAL RETURNS TO SHAREHOLDERS
We remain focused on delivering attractive capital returns to our shareholders. As previously announced, we have started our share buyback program for 2021 in January and have repurchased CHF 112 million of shares as of February 16.

The Board of Directors will propose to the shareholders at the Annual General Meeting on April 30, 2021 a cash distribution of CHF 0.2926 per share for the financial year 2020. This is in line with our intention to increase the ordinary dividend per share by at least 5% per annum. 50% of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and not be subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% will be paid out of retained earnings, net of 35% Swiss withholding tax.

DETAILED DIVISIONAL SUMMARIES

Swiss Universal Bank (SUB)
Reported results (in CHF million)	4Q20	4Q19	∆4Q19	FY20	FY19	∆FY19
Net revenues	1,393	1,734	(20)%	5,615	5,905	(5)%
Provision for credit losses	66	43	-	270	109	-
Total operating expenses	840	824	2%	3,241	3,223	1%
Pre-tax income	487	867	(44)%	2,104	2,573	(18)%
Cost/income ratio (%)	60	48	-	58	55	-

Adjusted results, excluding significant items* (in CHF million)	4Q20	4Q19	∆4Q19	FY20	FY19	∆FY19
Net revenues	1,243	1,322	(6)%	5,306	5,278	1%
Provision for credit losses	66	43	-	270	109	-
Total operating expenses	790	822	(4)%	3,149	3,208	(2)%
Pre-tax income	387	457	(15)%	1,887	1,961	(4)%
Cost/income ratio (%)	64	62	-	59	61	-

FY20 Results
-	Solid full year 2020 with pre-tax income of CHF 2.1 billion
-	Adjusted pre-tax income, excluding significant items*, of CHF 1.9 billion, decreased by 4% year on year
-	Adjusted net revenues, excluding significant items*, were CHF 5.3 billion, up 1% year on year, and adjusted* total operating expenses were CHF 3.1 billion, down 2%
-	Strong focus on cost discipline leading to an adjusted cost/income ratio, excluding significant items*, of 59%, down 2 percentage points year on year
-	Higher provision for credit losses was primarily driven by CECL-related provision for credit losses and a single case in our Corporate & Institutional Client business in 3Q20
-	NNA of CHF 7.8 billion
Private Clients
-	Adjusted pre-tax income, excluding significant items*, of CHF 922 million, stable year on year
-	Adjusted net revenues, excluding significant items*, of CHF 2.9 billion, up 2% year on year, driven by higher transaction-based revenues from increased client activity
Corporate & Institutional Clients
-	Adjusted pre-tax income, excluding significant items*, of CHF 965 million, down 7% year on year
-	Adjusted net revenues, excluding significant items*, of CHF 2.4 billion, down 1% year on year

Media Release Zurich, February 18, 2021

4Q20 Results
-	4Q20 adjusted pre-tax income, excluding significant items*, was CHF 387 million, down 15% year on year
-
Adjusted net revenues, excluding significant items*, of CHF 1.2 billion, down 6% year on year, driven by lower deposit income and lower recurring commissions and fees from our investment in Swisscard, partially offset by increased client activity; stabilization of net interest income compared to the previous quarter; ongoing assessment of deposit pricing in light of the sustained negative interest rate environment

-	Adjusted* total operating expenses down 4% year on year, with continued investments in our digital offering funded by our continued cost discipline
-	SUB recorded higher client business volumes of CHF 1 trillion, up 4% compared to 3Q20
-	NNA across SUB of CHF 1.7 billion, with inflows primarily from pension businesses in Corporate & Institutional Clients partially offset by outflows in Private Clients
Private Clients
-	Adjusted pre-tax income, excluding significant items*, of CHF 197 million, down 11% year on year
-
Adjusted net revenues, excluding significant items*, of CHF 688 million, down 4% year on year, with increased client activity more than offset by lower deposit income from negative interest rate environment and lower recurring commissions and fees primarily from investment in Swisscard

-	Net asset outflows of CHF 2.1 billion, primarily due to a small number of individual outflows in the ultra-high-net-worth client segment and the usual seasonal slowdown for the quarter
-	Client business volume of CHF 381 billion, up 2% compared to 3Q20
-	AuM increased by 2% in 4Q20 to CHF 209 billion compared to 3Q20
Corporate & Institutional Clients
-	Adjusted pre-tax income, excluding significant items*, of CHF 190 million, down 19% year on year
-
Adjusted net revenues, excluding significant items*, of CHF 555 million down 9% year on year, driven by decreased deposit income from lower USD interest rates offsetting higher transactional brokerage revenues

-	NNA of CHF 3.8 billion in 4Q20 reflected continued contribution from pension fund business
-	Client business volume of CHF 620 billion, up 5% compared to 3Q20
-	AuM increased by 5% in 4Q20 to CHF 463 billion compared to 3Q20

International Wealth Management (IWM)
IWM reported results (in CHF million)	4Q20	4Q19	∆4Q19	FY20	FY19	∆FY19
Net revenues	952	1,636	(42)%	4,837	5,816	(17)%
Provision for credit losses	25	17	-	110	49	-
Total operating expenses	939	989	(5)%	3,675	3,702	(1)%
Pre-tax income	(12)	630	-	1,052	2,065	(49)%
Cost/income ratio (%)	99	60	-	76	64	-

IWM adjusted results, excluding significant items* (in CHF million)	4Q20	4Q19	∆4Q19	FY20	FY19	∆FY19
Net revenues	1,254	1,412	(11)%	4,921	5,448	(10)%
Provision for credit losses	25	17	-	110	49	-
Total operating expenses	908	983	(8)%	3,624	3,711	(2)%
Pre-tax income	321	412	(22)%	1,187	1,688	(30)%
Cost/income ratio (%)	72	70	-	74	68	-

FY20 Results
-
Reported pre-tax income CHF 1.1 billion, down 49% year on year; results affected by adverse impact from significant items, a net charge of CHF (84) million, compared to a benefit of CHF 323 million in 2019, as well as restructuring expenses of CHF 55 million

-	Adjusted pre-tax income, excluding significant items*, of CHF 1.2 billion, down 30% year on year
-	Adjusted net revenues, excluding significant items*, were CHF 4.9 billion, down 10%, affected by macro-headwinds including a reduction in USD interest rates as well as FX movements
-	Adjusted* total operating expenses were CHF 3.6 billion, down 2%, reflecting continued cost discipline

Media Release Zurich, February 18, 2021

-	Strong NNA of CHF 32.2 billion in 2020
Private Banking
-	Adjusted pre-tax income, excluding significant items*, of CHF 995 million, down 17% year on year
-	Adjusted net revenues, excluding significant items*, of CHF 3.6 billion, down 5%, driven by lower net interest income and lower recurring commissions and fees
-	Adjusted* total operating expenses were CHF 2.5 billion, down 2%
-	Record NNA of CHF 16.7 billion at a growth rate of 5%, with inflows across emerging markets and Western Europe
Asset Management
-	Adjusted pre-tax income, excluding significant items*, of CHF 192 million, down 60% year on year
-	Adjusted net revenues, excluding significant items*, of CHF 1.3 billion, down 20%
-	Adjusted* total operating expenses were CHF 1.1 billion, down 4%
-	NNA of CHF 15.5 billion

4Q20
-	Reported pre-tax loss of CHF 12 million, driven by the York impairment loss
-	Adjusted pre-tax income, excluding significant items*, was CHF 321 million, including higher client activity in Private Banking and a recovery in performance fees in Asset Management
-	Adjusted net revenues, excluding significant items*, were CHF 1.3 billion, down 11% year on year, and adjusted* total operating expenses were CHF 908 million, down 8%
-	NNA of CHF 10.6 billion
-	Client business volume of CHF 958 billion, up 3% compared to 3Q20
Private Banking
-	Adjusted pre-tax income, excluding significant items*, of CHF 206 million, down 24% year on year, amid macro headwinds and higher credit provisions
-
Adjusted net revenues, excluding significant items*, of CHF 862 million were down 10% year on year, driven by lower net interest income as lower deposit margins were impacted by the reductions in the USD interest rates

-	Adjusted* total operating expenses of CHF 625 million down 7% year on year, including lower variable compensation and the benefit from FX movements
-	Strong NNA of CHF 4.3 billion
-	Client business volume at CHF 518 billion, up 5% compared to 3Q20
Asset Management
-
Adjusted pre-tax income, excluding significant items*, of CHF 115 million, down 18% year on year, reflecting higher performance fees, especially in Equities, alongside reduced expenses, offset by significantly lower investment & partnership income as well as lower management fees

-	Adjusted net revenues, excluding significant items*, of CHF 392 million, down 13% year on year
-	Adjusted* total operating expenses were CHF 283 million, down 8%
-	NNA of CHF 6.3 billion in 4Q20
-	AuM of CHF 440 billion at the end of 4Q20, flat compared to 3Q20

Asia Pacific (APAC)
APAC reported results (in CHF million)	4Q20	4Q19	∆4Q19	FY20	FY19	∆FY19
Net revenues	784	750	5%	3,155	3,029	4%
Provision for credit losses	6	14	-	236	55	-
Total operating expenses	541	535	1%	2,091	2,052	2%
Pre-tax income	237	201	18%	828	922	(10)%
Cost/income ratio (%)	69	71	-	66	68	-

APAC adjusted results, excluding significant items* (in CHF million)	4Q20	4Q19	∆4Q19	FY20	FY19	∆FY19
Net revenues	746	750	(1)%	3,092	2,931	5%

Media Release Zurich, February 18, 2021

Provision for credit losses	6	14	-	236	55	-
Total operating expenses	539	535	1%	2,087	2,052	2%
Pre-tax income	201	201	-	769	824	(7)%
Cost/income ratio (%)	72	71	-	67	70	-

FY20 Results
-	Reported pre-tax income of CHF 828 million, down 10% year on year, mainly due to higher provision for credit losses, partially offset by higher net revenues
-	Adjusted pre-tax income, excluding significant items*, of CHF 769 million, down 7% year on year, driven by higher credit provisions, as well as negative FX movements of CHF 45 million
-
Record adjusted net revenues, excluding significant items*, of CHF 3.1 billion, since the creation of the division; driven by higher transaction-based revenues up 17% year on year, primarily driven higher revenues from GTS, client activity, structured equity origination revenues and equity underwriting revenues, partially offset by lower financing revenues which included unrealized mark-to-market losses on our fair valued portfolio

-	Adjusted* total operating expenses of CHF 2.1 billion, up 2% year on year
-	Adjusted return on regulatory capital, excluding significant items*, of 20% and an adjusted cost/income ratio, excluding significant items*, of 67%
-	APAC advisory, underwriting and financing maintained a top 3 ranking in terms of share of wallet[14] in 2020
-	NNA of CHF 8.6 billion
-
Asia Pacific regional revenues[15] of CHF 4.2 billion, up 17% year on year, excluding significant items*[16], and representing 20% of the bank’s net revenues; reflects diversified APAC country footprint and higher contribution from the Greater China region, as well as strong collaboration with global investment banking businesses

4Q20 Results
-	Adjusted pre-tax income, excluding significant items*, of CHF 201 million, flat year on year, with adjusted return on regulatory capital, excluding significant items*, of 23%
-	Continued to record sequentially lower provision for credit losses in each quarter of 2020, and recorded CHF 6 million in 4Q20
-
Net interest income down 27% year on year and recurring commissions and fees down 5%. Transaction and performance-based revenues were up 28%, primarily due to higher financing revenues, which were driven by unrealized mark-to-market gains on our fair valued portfolio and higher structured equity origination revenues

-	Asia Pacific regional revenues were up 2% year on year, excluding the Allfunds Group revaluation gain*[17], and represented 19% of the bank’s net revenues
-	Net outflows of CHF 1.1 billion in 4Q20
-	Record client business volumes at CHF 354 billion, up 6% compared to 3Q20, supported by higher mandates and fund penetration levels

Investment Bank (IB)
IB reported results (in USD million)	4Q20	4Q19	∆4Q19	2020	2019	∆2019
Net revenues	2,337	1,977	18%	9,718	8,216	18%
Provision for credit losses	42	69	-	489	105	-
Total operating expenses	1,977	1,851	7%	7,469	7,078	6%
Pre-tax income/loss	318	57	-	1,760	1,033	70%
Cost/income ratio (%)	85	94	-	77	86	-

IB adjusted results* (in USD million)	4Q20	4Q19	∆4Q19	2020	2019	∆2019
Net revenues	2,337	1,970	19%	9,718	8,209	18%
Provision for credit losses	42	69	-	489	105	-
Total operating expenses	1,938	1,804	7%	7,347	7,000	5%
Pre-tax income/loss	357	97	-	1,882	1,104	70%
Cost/income ratio (%)	83	92	-	76	85	-

Media Release Zurich, February 18, 2021

FY20 Results
-	Reported pre-tax income of USD 1.8 billion, up 70% year on year reflecting broad based growth across all products
-	Adjusted* pre-tax income of USD 1.9 billion, up 70% year on year, with an adjusted* return on regulatory capital of 13%, highlighting the strength of our diversified and de-risked franchise
-	Net revenues of USD 9.7 billion, increased 18% year on year
-
Adjusted* total operating expenses of USD 7.3 billion increased 5% year on year, reflecting higher compensation and benefits and general and administrative costs. Reported operating expenses included restructuring expenses of USD 52 million

-
Provision for credit losses of USD 489 million increased compared to 2019, reflecting the application of the CECL methodology, as well as the negative developments in our corporate lending portfolio across various industries

Fixed Income Sales and Trading
-
Revenues of USD 4.3 billion, up 26% year on year, were driven by strong growth in our GTS business, increased revenues across macro and emerging markets and higher client activity in our market-leading credit franchise

Equity Sales and Trading
-	Revenues of USD 2.6 billion, up 12% year on year, reflected higher cash equities and equity derivatives trading activity due to increased volatility and trading volumes
Capital Markets
-	Revenues of USD 2.5 billion, up 36% year on year, driven by strong performance in equity capital markets as well as higher debt capital markets revenues
-
Equity capital markets revenues more than doubled due to significantly higher IPO activity resulting in a number 1 ranking[18] in IPOs. In addition, debt capital markets revenues increased year on year, driven by higher investment grade activity

Advisory
-	Advisory revenues of USD 645 million, increased 7% year on year, driven by increased M&A deal completions

4Q20 Results
Fixed Income Sales and Trading
-	Revenues of USD 788 million, flat compared to a strong prior year, reflecting continued strength in our credit franchise and higher emerging markets revenues, partially offset by lower macro results
Equity Sales and Trading
-	Revenues of USD 555 million, up 5% year on year, reflected strength in cash equities and equity derivatives
Capital Markets
-	Revenues of USD 843 million, up 90% year on year, were driven by outperformance in equity capital markets and higher debt issuance activity
Advisory
-	Revenues of USD 199 million increased 16% year on year, driven by increased M&A deal completions

MEASURES TO OVERCOME THE COVID-19 PANDEMIC AND OUR ONGOING COMMITMENT TO OUR EMPLOYEES
In this troubled environment, we continued to stay close to our clients, communities and employees, supporting them through unprecedented challenges. Over the course of 2020, we launched a variety of initiatives to mitigate the impact of the pandemic, and:
-
Supported our clients throughout the COVID-19 pandemic by driving our digital transformation globally; in 2020, we doubled our network bandwidth and secured ~50K licenses for Zoom to ensure connectivity to clients

-
Provided enhanced digital solutions: In SUB, over the last two years, use of Online Banking has grown by approximately 47%, while the use of Mobile Banking has more than doubled, with the COVID-19 pandemic further accelerating these trends

Media Release Zurich, February 18, 2021

-
Supported SMEs and the Swiss economy by processing ~CHF 3 billion of COVID-19 bridging loans, on which we did not generate any profits. If we should generate a profit in the future, we will donate any net profit generated to projects to support Swiss companies that are facing difficulties. We also set up an additional credit facility of CHF 500 million made available in January 2021

-
Launched a global donation matching campaign to encourage employee donations to charities, including those working to alleviate the impact of the COVID-19 pandemic and to support those affected by inequality. In total, we raised ~CHF 25 million, benefitting ~1,400 charitable organizations

-
Announced a new mandate with regards to diversity and inclusion at Credit Suisse that included, ambitions relating to gender as well as Black Talent representation as well as board level and senior leadership engagement

-	Increased remote work readiness level to ~90%, globally, with ~65% of employees working from home, on average over the course of the year[19]
-	Launched an initiative to explore new ways of working, with Switzerland being the first pilot market of a broader study; ~3,800 colleagues participated in the study
-	Offered free antibody testing program for Credit Suisse employees, and more than 8,600 employees tested voluntarily
-
Extended paid family leave to employees, indefinitely, in locations where schools remain closed or where they will be closed again – this continues into 2021. In 2020, more than 3,000 colleagues, globally, took up paid family leave

In line with our mandate focused on diversity and inclusion, outlined at our 3Q20 results, in January 2021, we became a signatory of The Valuable 500 Commitment Statement and created an internal taskforce focused on furthering our inclusivity of colleagues with disabilities.

ONGOING COMMITMENT TO SUSTAINABILITY AND PROGRESS UPDATE ON SRI
Credit Suisse’s commitment to Sustainability was a key focus of the Group’s strategy in 2020.

In July, we announced the establishment of Sustainability, Research & Investment Solutions (SRI), a new ExB function led by Lydie Hudson, to express our commitment to becoming a leader in Sustainability in the financial industry, across our Wealth Management-related and Investment Bank franchises. At the same time, we also introduced a new Board of Directors mandate, naming Iris Bohnet as Board of Directors Sustainability Leader, to enable and help supervise our Sustainability agenda.

In 2020, we have made significant progress towards our ambition, both by outlining our strategic Sustainability roadmap along five key pillars, as well as by implementing specific, targeted measures to support the transition of clients, including the roll-out of the Client Energy Transition Frameworks (CETF) for the priority sectors oil and gas, coal mining, and utilities/power generation. The CETF are a key part of the bank’s Climate Risk Strategy program and serve to assess the energy transition readiness of corporate clients in these sectors.

As a consequence of our efforts across divisions in relation to driving sustainability, we were once again selected as an index component of both the Dow Jones Sustainability World Index and the Dow Jones Sustainability Europe Index, when S&P Dow Jones Indices announced the results of their annual Dow Jones Sustainability Indices (DJSI) rebalancing and reconstitution in November 2020. Furthermore, Carbon Disclosure Project (CDP)’s rating of Credit Suisse’s climate-related disclosure improved to an A-, and Credit Suisse’s MSCI ESG Rating increased to an A.

Finally, at its core, SRI is focused on how we can best deliver returns for our clients now and in the future. On a long-term basis20, our Investment Solutions & Products Investment Management Discretionary Mandate strategies performed better than 67% of clients in a non-discretionary strategy portfolio, demonstrating the strength of our expertise and talented teams who guided clients through a challenging and uncertain environment.

Media Release Zurich, February 18, 2021

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Katrin Schaad, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 Email: media.relations@credit-suisse.com
The Earnings Release and Presentation Slides for FY20/4Q20 are available to download from 06:45 CET today at: https://www.credit-suisse.com/results

PRESENTATION OF FY20/4Q20 RESULTS – THURSDAY, FEBRUARY 18, 2021

Event	Analyst Call	Media Call
Time	08:15 Zurich 07:15 London 02:15 New York	10:30 Zurich 09:30 London 04:30 New York
Language	English	English
Access
Switzerland: +41 44 580 48 67
Europe: +44 203 057 6528
US: +1 866 276 8933

Reference: Credit Suisse Analysts and Investors Call

Conference ID: 9829358

Please dial in 10 minutes before the start of the call

Webcast link here.

Switzerland: +41 44 580 48 67
Europe: +44 203 057 6528
US: +1 866 276 8933

Reference: Credit Suisse Media Call

Conference ID: 4138828

Please dial in 10 minutes before the start of the call

Webcast link here.

Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 9829358	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 4138828

Media Release Zurich, February 18, 2021

* Refers to adjusted results, results excluding significant items and results on a constant FX rate basis as applicable. Results excluding items included in our reported results are non-GAAP financial measures. For a reconciliation to the most directly comparable US GAAP measures, see the Appendix of this Media Release. Significant items include the gain related to the transfer of the InvestLab fund platform to Allfunds Group in 3Q19 and 1Q20, the gain related to the equity investment revaluation of Allfunds Group in 4Q20, the gain related to the equity investment revaluation of SIX in 4Q19 and in 4Q20, the gain related to the equity investment revaluation of Pfandbriefbank in 2Q20 and the impairment to the valuation of our non-controlling interest in York Capital Management

Footnotes

1 In 4Q20 and 3Q20 leverage exposure excludes CHF 111 billion and CHF 110 billion, respectively, of central bank reserves, after adjusting for the dividend paid in 2020, as permitted by FINMA. Including cash held at central banks, our Tier 1 leverage ratio would have been 5.6% for both 4Q20 and 3Q20.
2 Includes capital markets revenues and advisory and other fees within global investment banking
3 Full savings expected from 2022 onwards; allow for reinvestment in full, subject to market and economic conditions
4 Post dividends, share buybacks and potential impact from RWA methodology changes
5 Including CHF 716 million of dividends and CHF 325 million of share buybacks
6 Subject to market and economic conditions
7 Includes capital markets revenues and advisory and other fees within global investment banking
8 Includes capital markets revenues and advisory and other fees within global investment banking
9 Includes capital markets revenues and advisory and other fees within global investment banking
10 In 4Q20 and 3Q20 leverage exposure excludes CHF 111 billion and CHF 110 billion, respectively, of central bank reserves, after adjusting for the dividend paid in 2020, as permitted by FINMA. Including cash held at central banks, our Tier 1 leverage ratio would have been 5.6% for both 4Q20 and 3Q20.
11 In 4Q20 and 3Q20 leverage exposure excludes CHF 111 billion and CHF 110 billion, respectively, of central bank reserves, after adjusting for the dividend paid in 2020, as permitted by FINMA. Including cash held at central banks, our Tier 1 leverage ratio would have been 5.6% for both 4Q20 and 3Q20.
12 Includes capital markets revenues and advisory and other fees within global investment banking
13 Subject to market and economic conditions
14 Source: Dealogic for the period ending December 31, 2020 (APAC excluding Japan and China onshore among international banks)
15 Reflects net revenues of the APAC division and includes revenues related to the Asia Pacific region recognized in the Investment Bank and International Wealth Management
16 Excluding a gain of CHF 98 million in 3Q19 and a gain of CHF 25 million in 1Q20 related to the transfer of InvestLab to AllFunds Group and a gain of CHF 38 million in 4Q20 related to the equity investment revaluation of Allfunds Group
17 Excluding a gain of CHF 38 million in 4Q20 related to the equity investment revaluation of Allfunds Group
18 Source: Dealogic based on volumes for the period ending December 31, 2020 (Americas and EMEA only)
19 Data from beginning of 2Q20 until the end of 4Q20 is considered for the calculation of the annual average
20 Performance of discretionary mandates vs. non-discretionary client portfolios (December 31, 2017 to December 31, 2020) of PB clients in SUB, IWM and APAC that are booked in Switzerland; these are not limited to ESG or Sustainable specific mandates

Abbreviations
AGM – Annual General Meeting; APAC – Asia Pacific; AuM – assets under management; BCBS – Basel Committee on Banking Supervision; BIS – Bank for International Settlements; CECL – US GAAP accounting standard for current expected credit losses; CET1 – common equity tier 1; CHF – Swiss francs; C&IC – Corporate & Institutional Clients; CRCO – Chief Risk and Compliance Officer; DCM – Debt Capital Markets; ECM – Equity Capital Markets; EMEA – Europe, Middle East, Africa; ExB – Executive Board; FINMA – Swiss Financial Market Supervisory Authority FINMA; FX – Foreign Exchange; FXC – Foreign Exchange Constant; GAAP – Generally accepted accounting principles; GTS – Global Trading Solutions; IB – Investment Bank; IPO – Initial Public Offering; ITS – International Trading Solutions; IWM – International Wealth Management; NAB– Neue Aargauer Bank; M&A – Mergers & Acquisitions; NNA – net new assets; PB – Private Banking; PC – Private Clients; PTI – Pre-Tax Income; RM – Relationship Manager; RMBS – Residential Mortgage Backed Securities; RoRC – Return on Regulatory Capital; RoTE – Return on Tangible Equity; RWA – risk weighted assets; SEC – U.S. Securities and Exchange Commission; SME – Small and Medium Enterprises; SRI – Sustainability, Research & Investment Solutions; SUB – Swiss Universal Bank; US – United States; USD – US dollar.

Important information
This document contains select information from the full 4Q20 Earnings Release and 4Q20 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 4Q20 Earnings Release and 4Q20 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and

Media Release Zurich, February 18, 2021

operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 4Q20 Earnings Release and 4Q20 Results Presentation slides are not incorporated by reference into this document.

Credit Suisse has not finalized its 2020 Annual Report and Credit Suisse’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this presentation is subject to completion of year-end procedures, which may result in changes to that information.

This document contains certain unaudited interim financial information for the first quarter of 2021. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2021 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2021. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2021 will be included in our 1Q21 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the full first quarter of 2021.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders' equity (also known as tangible book value), a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of risk-weighted assets and 3.5% of leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-4Q20, tangible shareholders’ equity excluded goodwill of CHF 4,426 million and other intangible assets of CHF 237 million from total shareholders’ equity of CHF 42,677 million as presented in our balance sheet. For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 million and other intangible assets of CHF 256 million from total shareholders’ equity of CHF 45,740 million as presented in our balance sheet.

Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure, and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting

Media Release Zurich, February 18, 2021

for the dividend paid in 2020. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Foreign exchange impact is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot foreign exchange rate. The respective amounts are then converted back to CHF applying the average 2019 foreign exchange rate from the period against which the foreign exchange impact is measured. Average foreign exchange rates apply a straight line average of monthly foreign exchange rates for major currencies.

Client business volume includes assets under management, custody assets and net loans.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 capital, CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period and, for periods prior to 2019, on a “look-through” basis.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020.

Mandate penetration reflects advisory and discretionary mandate volumes as a percentage of assets under management, excluding those from the external asset manager business.

Pre-provision profit refers to the pre-tax income, excluding provision for credit losses.

References to Wealth Management mean SUB PC, IWM PB and APAC or their combined results. References to Wealth Management-related mean SUB, IWM and APAC or their combined results. References to global investment banking mean the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB C&IC. References to Global Trading Solutions, prior to 3Q20, mean the combination of ITS and APAC Solutions.

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

Appendix
Appendix
Key metrics
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,221	5,198	6,190	0	(16)	22,389	22,484	0
Provision for credit losses	138	94	146	47	(5)	1,096	324	238
Compensation and benefits	2,539	2,441	2,590	4	(2)	9,890	10,036	(1)
General and administrative expenses	2,279	1,458	1,916	56	19	6,523	6,128	6
Commission expenses	303	295	324	3	(6)	1,256	1,276	(2)
Restructuring expenses	50	107	–	–	–	157	–	–
Total other operating expenses	2,632	1,860	2,240	42	18	7,936	7,404	7
Total operating expenses	5,171	4,301	4,830	20	7	17,826	17,440	2
Income/(loss) before taxes	(88)	803	1,214	–	–	3,467	4,720	(27)
Net income/(loss) attributable to shareholders	(353)	546	852	–	–	2,669	3,419	(22)
Statement of operations metrics (%)
Return on regulatory capital	(0.9)	8.3	11.0	–	–	8.9	10.9	–
Balance sheet statistics (CHF million)
Total assets	805,822	821,296	787,295	(2)	2	805,822	787,295	2
Risk-weighted assets	275,084	285,216	290,463	(4)	(5)	275,084	290,463	(5)
Leverage exposure	799,853	824,420	909,994	(3)	(12)	799,853	909,994	(12)
Assets under management and net new assets (CHF billion)
Assets under management	1,511.9	1,478.3	1,507.2	2.3	0.3	1,511.9	1,507.2	0.3
Net new assets	8.4	18.0	9.9	(53.3)	(15.2)	42.0	79.3	(47.0)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.9	13.0	12.7	–	–	12.9	12.7	–
CET1 leverage ratio	4.4	4.5	4.0	–	–	4.4	4.0	–
Tier 1 leverage ratio	6.4	6.3	5.5	–	–	6.4	5.5	–

Appendix
Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.
Reconciliation of adjusted results
	Group
in	4Q20	4Q19	2020	2019
Adjusted results (CHF million)
Net revenues	5,221	6,190	22,389	22,484
Real estate (gains)/losses	(15)	(146)	(15)	(251)
(Gains)/losses on business sales	0	2	0	2
Adjusted net revenues	5,206	6,046	22,374	22,235
Provision for credit losses	138	146	1,096	324
Total operating expenses	5,171	4,830	17,826	17,440
Restructuring expenses	(50)	–	(157)	–
Major litigation provisions	(757)	(326)	(988)	(389)
Expenses related to real estate disposals	(28)	(57)	(51)	(108)
Adjusted total operating expenses	4,336	4,447	16,630	16,943
Income/(loss) before taxes	(88)	1,214	3,467	4,720
Total adjustments	820	239	1,181	248
Adjusted income before taxes	732	1,453	4,648	4,968

Appendix
Reconciliation of adjustment items
	Group
in	4Q20	4Q19	2020	2019
Adjusted results excluding significant items (CHF million)
Net revenues	5,221	6,190	22,389	22,484
Real estate (gains)/losses	(15)	(146)	(15)	(251)
(Gains)/losses on business sales	0	2	0	2
Adjusted net revenues	5,206	6,046	22,374	22,235
of which gain related to InvestLab transfer	0	0	268	327
of which gain on equity investment in Allfunds Group	127	0	127	0
of which gain on equity investment in SIX Group AG	158	498	158	498
of which gain on equity investment in Pfandbriefbank	0	0	134	0
of which impairment on York Capital Management	(414)	0	(414)	0
Adjusted net revenues excluding significant items	5,335	5,548	22,101	21,410
Provision for credit losses	138	146	1,096	324
Total operating expenses	5,171	4,830	17,826	17,440
Restructuring expenses	(50)	–	(157)	–
Major litigation provisions	(757)	(326)	(988)	(389)
Expenses related to real estate disposals	(28)	(57)	(51)	(108)
Adjusted total operating expenses	4,336	4,447	16,630	16,943
Income before taxes	(88)	1,214	3,467	4,720
Total adjustments and significant items	949	(259)	908	(577)
Adjusted income before taxes excluding significant items	861	955	4,375	4,143
	Group
in	4Q20	4Q19	202	2019
Adjusted results excluding significant items and FX impact (CHF million)
Adjusted net revenues	5,206	6,046	22,374	22,235
of which gain related to InvestLab transfer	0	0	268	327
of which gain on equity investment in Allfunds Group	127	0	127	0
of which gain on equity investment in SIX Group AG	158	498	158	498
of which gain on equity investment in Pfandbriefbank	0	0	134	0
of which impairment on York Capital Management	(414)	0	(414)	0
of which FX impact	368	–	1,134	–
Adjusted net revenues excluding FX impact	5,703	5,548	23,235	21,410
Adjusted income before taxes	861	955	4,375	4,143
of which FX impact	108	–	287	–
Adjusted income before taxes excluding significant items and FX impact	969	955	4,662	4,143

Appendix
Swiss Universal Bank
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Results (CHF million)
Net revenues	1,393	1,294	1,734	8	(20)	5,615	5,905	(5)
of which Private Clients	750	700	968	7	(23)	3,055	3,186	(4)
of which Corporate & Institutional Clients	643	594	766	8	(16)	2,560	2,719	(6)
Provision for credit losses	66	52	43	27	53	270	109	148
Total operating expenses	840	812	824	3	2	3,241	3,223	1
Income before taxes	487	430	867	13	(44)	2,104	2,573	(18)
of which Private Clients	257	200	474	29	(46)	1,080	1,282	(16)
of which Corporate & Institutional Clients	230	230	393	0	(41)	1,024	1,291	(21)
Metrics (%)
Return on regulatory capital	15.8	13.8	26.9	–	–	17.1	20.2	–
Cost/income ratio	60.3	62.8	47.5	–	–	57.7	54.6	–
Private Clients
Assets under management (CHF billion)	208.6	205.0	217.6	1.8	(4.1)	208.6	217.6	(4.1)
Net new assets (CHF billion)	(2.1)	2.0	(0.5)	–	–	(5.9)	3.4	–
Gross margin (annualized) (bp)	146	138	179	–	–	149	150	–
Net margin (annualized) (bp)	50	39	87	–	–	53	60	–
Corporate & Institutional Clients
Assets under management (CHF billion)	462.6	441.0	436.4	4.9	6.0	462.6	436.4	6.0
Net new assets (CHF billion)	3.8	3.5	2.5	–	–	13.7	45.3	–
Reconciliation of adjustment items
	Swiss Universal Bank
in	4Q20	3Q20	4Q19	2020	2019
Adjusted results excluding significant items (CHF million)
Net revenues	1,393	1,294	1,734	5,615	5,905
of which real estate gains	15	0	106	15	223
of which gain related to InvestLab transfer	0	0	0	25	98
of which gain on equity investment in Allfunds Group	38	0	0	38	0
of which gain on equity investment in SIX Group	97	0	306	97	306
of which gain on equity investment in Pfandbriefbank	0	0	0	134	0
Adjusted net revenues excluding significant items	1,243	1,294	1,322	5,306	5,278
Provision for credit losses	66	52	43	270	109
Total operating expenses	840	812	824	3,241	3,223
Restructuring expenses	(3)	(41)	–	(44)	–
Major litigation provisions	(44)	0	0	(45)	(3)
Expenses related to real estate disposals	(3)	0	(2)	(3)	(12)
Adjusted total operating expenses	790	771	822	3,149	3,208
Income before taxes	487	430	867	2,104	2,573
Total adjustments and significant items	(100)	41	(410)	(217)	(612)
Adjusted income before taxes excluding significant items	387	471	457	1,887	1,961

Appendix
Reconciliation of adjustment items
	Swiss Universal Bank – Private Clients
in	4Q20	4Q19	2020	2019
Adjusted results excluding significant items (CHF million)
Net revenues	750	968	3,055	3,186
of which real estate gains	15	104	15	221
of which gain on equity investment in SIX Group	47	149	47	149
of which gain on equity investment in Pfandbriefbank	0	0	134	0
Adjusted net revenues excluding significant items	688	715	2,859	2,816
Provision for credit losses	17	11	62	46
Total operating expenses	476	483	1,913	1,858
Restructuring expenses	1	–	(35)	–
Expenses related to real estate disposals	(3)	(1)	(3)	(8)
Adjusted total operating expenses	474	482	1,875	1,850
Income before taxes	257	474	1,080	1,282
Total adjustments and significant items	(60)	(252)	(158)	(362)
Adjusted income before taxes excluding significant items	197	222	922	920
Reconciliation of adjustment items
	Swiss Universal Bank – Corporate & Institutional Clients
in	4Q20	4Q19	2020	2019
Adjusted results excluding significant items (CHF million)
Net revenues	643	766	2,560	2,719
of which real estate gains	0	2	0	2
of which gain related to InvestLab transfer	0	0	25	98
of which gain on equity investment in Allfunds Group	38	0	38	0
of which gain on equity investment in SIX Group	50	157	50	157
Adjusted net revenues excluding significant items	555	607	2,447	2,462
Provision for credit losses	49	32	208	63
Total operating expenses	364	341	1,328	1,365
Restructuring expenses	(4)	–	(9)	–
Major litigation provisions	(44)	0	(45)	(3)
Expenses related to real estate disposals	0	(1)	0	(4)
Adjusted total operating expenses	316	340	1,274	1,358
Income before taxes	230	393	1,024	1,291
Total adjustments and significant items	(40)	(158)	(59)	(250)
Adjusted income before taxes excluding significant items	190	235	965	1,041

Appendix
International Wealth Management
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Results (CHF million)
Net revenues	952	1,142	1,636	(17)	(42)	4,837	5,816	(17)
of which Private Banking	974	836	1,186	17	(18)	3,747	4,181	(10)
of which Asset Management	(22)	306	450	–	–	1,090	1,635	(33)
Provision for credit losses	25	12	17	108	47	110	49	124
Total operating expenses	939	915	989	3	(5)	3,675	3,702	(1)
Income/(loss) before taxes	(12)	215	630	–	–	1,052	2,065	(49)
of which Private Banking	293	197	491	49	(40)	1,091	1,586	(31)
of which Asset Management	(305)	18	139	–	–	(39)	479	–
Metrics (%)
Return on regulatory capital	(0.9)	15.7	44.5	–	–	19.6	37.3	–
Cost/income ratio	98.6	80.1	60.5	–	–	76.0	63.7	–
Private Banking
Assets under management (CHF billion)	365.4	352.0	370.0	3.8	(1.2)	365.4	370.0	(1.2)
Net new assets (CHF billion)	4.3	6.9	0.6	–	–	16.7	11.0	–
Gross margin (annualized) (bp)	109	96	128	–	–	107	115	–
Net margin (annualized) (bp)	33	23	53	–	–	31	44	–
Asset Management
Assets under management (CHF billion)	440.3	438.5	437.9	0.4	0.5	440.3	437.9	0.5
Net new assets (CHF billion)	6.3	5.0	7.5	–	–	15.5	21.5	–
Reconciliation of adjustment items
	International Wealth Management
in	4Q20	3Q20	4Q19	2020	2019
Adjusted results excluding significant items (CHF million)
Net revenues	952	1,142	1,636	4,837	5,816
of which real estate gains	0	0	32	0	45
of which gain related to InvestLab transfer	0	0	0	218	131
of which gain on equity investment in Allfunds Group	51	0	0	51	0
of which gain on equity investment in SIX Group	61	0	192	61	192
of which impairment on York Capital Management	(414)	0	0	(414)	0
Adjusted net revenues excluding significant items	1,254	1,142	1,412	4,921	5,448
Provision for credit losses	25	12	17	110	49
Total operating expenses	939	915	989	3,675	3,702
Restructuring expenses	(26)	(29)	–	(55)	–
Major litigation provisions	(1)	(20)	3	11	30
Expenses related to real estate disposals	(4)	(4)	(9)	(7)	(21)
Adjusted total operating expenses	908	862	983	3,624	3,711
Income/(loss) before taxes	(12)	215	630	1,052	2,065
Total adjustments and significant items	333	53	(218)	135	(377)
Adjusted income before taxes income excluding significant items	321	268	412	1,187	1,688

Appendix
Reconciliation of adjustment items
	International Wealth Management – Private Banking
in	4Q20	4Q19	2020	2019
Adjusted results excluding significant items (CHF million)
Net revenues	974	1,186	3,747	4,181
of which real estate gains	0	32	0	45
of which gain related to InvestLab transfer	0	0	15	131
of which gain on equity investment in Allfunds Group	51	0	51	0
of which gain on equity investment in SIX Group	61	192	61	192
Adjusted net revenues excluding significant items	862	962	3,620	3,813
Provision for credit losses	31	17	110	48
Total operating expenses	650	678	2,546	2,547
Restructuring expenses	(21)	–	(37)	–
Major litigation provisions	(1)	3	11	30
Expenses related to real estate disposals	(3)	(7)	(5)	(17)
Adjusted total operating expenses	625	674	2,515	2,560
Income before taxes	293	491	1,091	1,586
Total adjustments and significant items	(87)	(220)	(96)	(381)
Adjusted income before taxes income excluding significant items	206	271	995	1,205
Reconciliation of adjustment items
	International Wealth Management – Asset Management
in	4Q20	4Q19	2020	2019
Adjusted results excluding significant items (CHF million)
Net revenues	(22)	450	1,090	1,635
of which gain related to InvestLab transfer	0	0	203	0
of which impairment on York Capital Management	(414)	0	(414)	0
Adjusted net revenues excluding significant items	392	450	1,301	1,635
Provision for credit losses	(6)	0	0	1
Total operating expenses	289	311	1,129	1,155
Restructuring expenses	(5)	–	(18)	–
Expenses related to real estate disposals	(1)	(2)	(2)	(4)
Adjusted total operating expenses	283	309	1,109	1,151
Income/(loss) before taxes	(305)	139	(39)	479
Total adjustments and significant items	420	2	231	4
Adjusted income before taxes income excluding significant items	115	141	192	483

Appendix
Asia Pacific
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Results (CHF million)
Net revenues	784	728	750	8	5	3,155	3,029	4
Provision for credit losses	6	45	14	(87)	(57)	236	55	329
Total operating expenses	541	506	535	7	1	2,091	2,052	2
Income before taxes	237	177	201	34	18	828	922	(10)
Metrics (%)
Return on regulatory capital	27.0	19.4	18.4	–	–	22.0	21.3	–
Cost/income ratio	69.0	69.5	71.3	–	–	66.3	67.7	–
Assets under management (CHF billion)	221.3	218.5	220.0	1.3	0.6	221.3	220.0	0.6
Net new assets (CHF billion)	(1.1)	2.2	0.7	–	–	8.6	8.7	–
Gross margin (annualized) (bp)	141	135	137	–	–	147	141	–
Net margin (annualized) (bp)	43	33	37	–	–	39	43	–
Reconciliation of adjustment items
	Asia Pacific
in	4Q20	4Q19	2020	2019
Adjusted results excluding significant items (CHF million)
Net revenues	784	750	3,155	3,029
of which gain related to InvestLab transfer	0	0	25	98
of which gain on equity investment in Allfunds Groups	38	0	38	0
Net revenues excluding significant items	746	750	3,092	2,931
Provision for credit losses	6	14	236	55
Total operating expenses	541	535	2,091	2,052
Restructuring expenses	(2)	–	(4)	–
Adjusted total operating expenses	539	535	2,087	2,052
Income before taxes	237	201	828	922
Total adjustments and significant items	(36)	0	(59)	(98)
Adjusted income before taxes excluding significant items	201	201	769	824
of which FX impact	14	–	45	–
Adjusted income before taxes excluding significant items and FX impact	215	201	814	824

Appendix
Reconciliation of adjustment items
	Wealth Management- related
in	4Q20	4Q19	2020	2019
Adjusted results excluding significant items and FX impact (CHF million)
Net revenues	3,129	4,120	13,607	14,750
of which real estate gains	15	138	15	268
of which gain related to InvestLab transfer	0	0	268	327
of which gain on equity investment in Allfunds Group	127	0	127	0
of which gain on equity investment in SIX Group	158	498	158	498
of which gain on equity investment in Pfandbriefbank	0	0	134	0
of which impairment on York Capital Management	(414)	0	(414)	0
of which FX impact	(170)	0	(542)	0
Adjusted net revenues excluding significant items and FX impact	3,413	3,484	13,861	13,657
Net interest income	1,203	1,394	5,019	5,242
of which FX impact	(42)	–	(144)	–
Net interest income excluding FX impact	1,245	1,394	5,163	5,242
Recurring commissions and fees	998	1,059	3,927	4,098
of which FX impact	(51)	–	(162)	–
Recurring commissions and fees excluding FX impact	1,049	1,059	4,089	4,098
Transaction-based revenues	1,092	1,023	4,503	4,378
of which FX impact	(83)	–	(245)	–
Transaction-based revenues excluding FX impact	1,175	1,023	4,748	4,378

Appendix
Investment Bank
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Results (CHF million)
Net revenues	2,109	2,047	1,947	3	8	9,098	8,161	11
Provision for credit losses	38	(14)	67	–	(43)	471	104	353
Total operating expenses	1,781	1,691	1,825	5	(2)	6,972	7,031	(1)
Income before taxes	290	370	55	(22)	427	1,655	1,026	61
Metrics (%)
Return on regulatory capital	8.8	11.4	1.5	–	–	12.2	7.1	–
Cost/income ratio	84.4	82.6	93.7	–	–	76.6	86.2	–
Results (USD million)
Net revenues	2,337	2,245	1,977	4	18	9,718	8,216	18
Provision for credit losses	42	(16)	69	–	(39)	489	105	366
Total operating expenses	1,977	1,856	1,851	7	7	7,469	7,078	6
Income before taxes	318	405	57	(21)	458	1,760	1,033	70
Reconciliation of adjustment items
	Investment Bank
in	4Q20	4Q19	2020	2019
Adjusted results (USD million)
Net revenues	2,337	1,977	9,718	8,216
Real estate (gains)/losses	0	(7)	0	(7)
Adjusted net revenues	2,337	1,970	9,718	8,209
Provision for credit losses	42	69	489	105
Total operating expenses	1,977	1,851	7,469	7,078
Restructuring expenses	(16)	–	(52)	–
Major litigation provisions	0	0	(25)	0
Expenses related to real estate disposals	(23)	(47)	(45)	(78)
Adjusted total operating expenses	1,938	1,804	7,347	7,000
Income before taxes	318	57	1,760	1,033
Total adjustments	39	40	122	71
Adjusted income before taxes	357	97	1,882	1,104
Net revenue detail
in	4Q20	4Q19	2020	2019
Net revenue detail (USD million)
Fixed income sales and trading	788	789	4,266	3,374
Equity sales and trading	555	529	2,571	2,291
Capital markets	843	443	2,539	1,873
Advisory and other fees	199	172	645	601
Other revenues	(48)	44	(303)	77
Net revenues	2,337	1,977	9,718	8,216

Appendix
Global investment banking revenues
in	4Q20	4Q19	2020	2019
Global investment banking revenues (USD million)
Fixed income sales and trading	788	789	4,266	3,374
Equity sales and trading	555	529	2,571	2,291
Capital markets	950	508	2,917	2,089
Advisory and other fees	227	212	793	752
Other revenues	(48)	44	(303)	77
Global investment banking revenues	2,472	2,082	10,244	8,583

Appendix
Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suisse in our 1Q20 Financial Report.

 Analyst and Investor CallThomas Gottstein, Chief Executive OfficerDavid Mathers, Chief Financial OfficerFebruary 18, 2021  Credit SuisseFourth Quarter and Full Year 2020 Results

 Disclaimer (1/2)  2  February 18, 2021  Credit Suisse has not finalized its 2020 Annual Report and Credit Suisse's independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this presentation is subject to completion of year-end procedures, which may result in changes to that information.This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, in “Credit Suisse – Risk factor” in our 1Q20 Financial Report published on May 7, 2020 and in the “Cautionary statement regarding forward-looking information" in our 4Q20 Earnings Release published on February 18, 2021 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.RestatementAs of 3Q20, financial information reflects the new divisional reporting structure and management responsibilities announced on July 30, 2020 and updates to certain calculations and allocations. Prior periods have been restated to conform to the current presentation. In light of the restructuring announced on July 30, 2020 and several significant items impacting results in prior periods, we intend to focus on adjusted numbers, excluding significant items in our discussion of results until the restructuring is completed.

 Disclaimer (2/2)  3  February 18, 2021  Cautionary statements relating to interim financial informationThis presentation contains certain unaudited interim financial information for the first quarter of 2021. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2021 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2021. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2021 will be included in our 1Q21 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of the full first quarter of 2021.Statement regarding non-GAAP financial measuresThis presentation contains non-GAAP financial measures, including results excluding certain items included in our reported results as well as return on regulatory capital and return on tangible equity and tangible book value per share (which are both based on tangible shareholders’ equity). Further details and information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of RWA and 3.5% of leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Key highlights

Strong underlying financial performance in 2020	▪ 4Q20 reported pre-tax income of CHF (88) mn and net income of CHF (353) mn[1], including major litigation provisions of CHF 757 mn and an impairment relating to York of CHF 414 mn ▪ Full year 2020 reported pre-tax income of CHF 3.5 bn; net income of CHF 2.7 bn[1] ▪ Adjusted pre-tax income excluding significant items in 2020 of CHF 4.4 bn, up 6% YoY despite CHF 1.1 bn of provision for credit losses and significant FX headwinds
Executed four key strategic initiatives to support our growth agenda	▪ Created one global Investment Bank ▪ Launched SRI – Sustainability, Research & Investment Solutions ▪ Swiss Universal Bank: Integration of Neue Aargauer Bank and launch of CSX ▪ Combined Risk and Compliance functions *Expect to generate gross savings of ~CHF 400-450 mn p.a.*[2]
Investments to accelerate our growth	▪ Targeting growth investments of CHF 0.3 – 0.6 bn in 2021 across Wealth Management and the IB, including investments in technology and SRI ▪ Invest most of marginal capital generated[3] in Wealth Management to deploy into lending
Strong capital position and disciplined capital distribution	▪ CET1 ratio of 12.9% at year-end 2020; total capital distribution of ~CHF 1 bn in 2020[4] ▪ Proposal to increase 2020 dividend by 5.4% vs. 2019 ▪ Expected total capital distribution of at least CHF 1.8 bn in 2021[5]

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix
1 Relating to net income attributable to shareholders 2 Full savings expected from 2022 onwards; allow for reinvestment in full, subject to market and economic conditions
3 Post dividends, share buybacks and potential impact from RWA methodology changes 4 Including CHF 716 mn of dividends and CHF 325 mn of buybacks 5 Subject to market and economic conditions

CREDIT SUISSE
February 18, 2021
4

     Despite a challenging macroeconomic and operating environment in 2020…  5  February 18, 2021  1 IMF WEO (October 2020) 2 Developing and Emerging Asia 3 Bloomberg, as of February 16, 2021 4 1-year forward rates at various points in time in respective currencies  2  APAC        Uneven economic recovery post-COVID…Real GDP - 2017 rebased to 1001  …and rates likely to remain lower-for-longer1 year forward interest rate3,4, in %  …albeit equity markets have recoveredMSCI World3, 2019 rebased to 100  Swiss Franc significantly appreciated in 2020…USD/CHF development3

     …which notably impacted the banking sector…  6  February 18, 2021  Source: Bloomberg, as of February 16, 20211 KBW Banks Index members 2 Stoxx Europe 600 Banks Index members  1  2      1  2  1  2  2012  2014  2016  2018  2020E  2022E  2012  2014  2016  2018  2020E  2022E  2012  2014  2016  2018  2020E  2022E  1  2  MSCI World  1H19  2H19  1H20  2H20          COVID economic impact has led to elevated credit losses…Provision for credit loss as % of average gross loans  ...while lower rates have weighed on net interest incomeNet interest income, in EUR & USD bn  ...have also weighed on bank share prices Indexed at beginning of 2019  Restrictions on bank dividends…Dividend yield

…Credit Suisse recorded a strong growth in pre-provision profit, as we enter our growth phase

Group adjusted pre-provision profit
excl. significant items; in CHF bn



Restructuring phase
Platform for growth phase
Growth phase
+30% at FXC[1]
+22%
5.2
2.4
0.9
3.0
4.4
4.5
5.5
RoTE‡ ambition 10-12%[2]
2014
2015
2016
2017
2018
2019
2020
2021 Ambition
2022 Ambition
2023 Ambition

	2014	Change	2020
Leverage exposure in CHF trn	1.1	(21)%	0.9[3]
CET1 capital in CHF bn	28.6	+24%	35.4
IB as % of Group (Allocated capital[4])	~60%[5]	~(28) pp.	32%

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix ‡ RoTE is a non-GAAP financial measure, see Appendix
1 At constant average 2019 FX rates 2 Reported Return on Tangible Equity in a normalized environment; subject to market and economic conditions 3 Group leverage exposure without the temporary exclusion of cash held at central banks 4 Based on the average of 10% of RWA and 3.5% of leverage exposure from Group total (Group leverage exposure without the temporary exclusion of cash held at central banks)
5 IB includes GM, IBCM, APAC Markets and SRU ex-WM related RWAs and LE before restatement

CREDIT SUISSE
February 18, 2021
7

   8  February 18, 2021  Our 2020 structural initiatives are supporting our growth agenda  Created one global Investment Bank  Integration of NAB into SUB on track, launched CSX  Launched SRI – Sustainability,Research & Investment Solutions  Combined Risk and Compliance functions  1 Full savings expected from 2022 onwards; allow for reinvestment in full, subject to market and economic conditions    Expect gross savings of ~CHF 400-450 mn p.a.1for investments to accelerate our growth

   Global investment banking1 revenues rebounded in 2020…  9  February 18, 2021  Global investment banking1 revenuesin USD bn  1 Includes net revenues from the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM revenues in SUB C&IC 2 Includes capital markets revenues and advisory and other fees in IB, APAC and SUB 3 Includes Other revenues of USD 77 mn 4 Includes Other revenues of USD (303) mn 5 Dealogic as of December 31, 2020 based on volumes 6 Dealogic as of December 31, 2020 based on fees 7 Dealogic as of December 31, 2020 based on fees (2020 vs. 2019) 8 Third Party competitive analysis as of 9M20 9 Return on Assets (2020 vs. 2019); Leverage based on period average 10 Bloomberg as of December 31, 2020 11 Thomson Reuters as of December 31, 2020   Fixed IncomeSales & Trading  EquitySales & Trading  Capital Markets & Advisory2  8.63  +26%  +12%  +31%  +19%  2020 vs. 2019   10.24  #1Global IPOs5  #1Sponsors Lev Fin6    Capital Markets & Advisory  Top 6Announced M&A5  +60 bpsShare of wallet7  Top 6Cash Equities8  +6 bpsPrime Services RoA9    Equity Sales& Trading  #1Structured Credit10  #1 Asset Finance11    Fixed Income Sales & Trading  Momentum in market leading franchises  31%GTS net revenue growth YoY    GTS

   …our capital markets and advisory franchise gained momentum and outperformed peers…  10  February 18, 2021  4.0    Fees3USD bn  6.2  7.7  6.1  4.7  8.5  2.3  3.3  1    IPO rank3,4  5  2  4  3  6  12  13  Top 8 Global Investment Banks: Capital markets and advisory fees growth2020 – YoY1,2  1 Includes Bank of America, Barclays, Citibank, Deutsche Bank, Goldman Sachs, JP Morgan and Morgan Stanley 2 Dealogic as of December 31, 2020; based on fees (for the years 2020 and 2019) 3 Dealogic as of December 31, 2020 (for the year 2020) 4 Based on deal value  Credit Suisse’s capital markets and advisory share of wallet2

   …positioning our integrated Investment Bank division to deliver sustainable returns    Building on a diversified Investment Bank with reduced earnings volatility    …to deliver our medium-term RoRC† ambition  Focused execution…  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix  February 18, 2021  11  10-15%  adjusted  adjusted  70%  Adjusted PTIin USD mn  RoRC†  Business mix well positioned forpost-COVID market environment    Delivering institutional-style solutions to Wealth Management through GTS    Continued investing in our market-leading businesses to deliver an RoRC† of 10-15%

SRI progress and momentum since launch in July

Strategy

- Established SRI to deliver sustainable insights and solutions to our private, corporate and institutional clients
- Developed comprehensive ESG strategy, including commitments to propel our ambition to be a leader in sustainability
- Integrated Securities Research to deliver thematic research across public and private markets
- Focused on growth of recurring revenues in WM through integration of investment product platforms aligned with the business divisions

Enablement & execution

- Strategy enabled by governance bodies and committees at the BoD, ExB and divisional management levels
- Engaged in meaningful dialogue with NGOs, investors, analysts and key rating agencies
- Global Head of Reputational, Sustainability and Climate Risk appointed in CRCO
- New private markets opportunities in co-development with BlackRock specifically aligned to CS Supertrends

Selected highlights

Leadership on Standard Setting	Upgraded to A rating	MSCI
	Upgraded to A- rating	CDP
	Signatory to Stakeholder Capitalism Metrics	WEF
Enabling Client Transitions	Executed 37 Green, Social and Sustainability Bond transactions in 2020 totaling USD 19 bn, an increase of 42% YoY	
Delivering Sustainable Solutions	Significant YoY increase in ESG Thematic and Impact Investments[1]	
Driving our own Transition	Client Energy Transition Frameworks rolled out for oil & gas, coal mining, and fossil-based power generation; over 1,300 staff trained	
Adapting our Culture	Recent recognition & engagement Bloomberg Gender-Equality Index; The Valuable 500; BEST Places to Work 2021 for LGBTQ Equality Partnering for Racial Justice in Business (WEF)	

1 2020 vs. 2019; according to Credit Suisse ESG framework

CREDIT SUISSE
February 18, 2021
12

NAB integration well on track and successful launch of digital banking offering CSX in Switzerland

NAB integration and branch optimization on track

NAB integration timeline


Public announcement of NAB integration
Finalization and full integration
Aug. 2020
Dec. 2020
Jun. 2021
Regulatory approvals obtained; legal merger completed
Unified coverage, harmonized processes and offering

NAB integration
- Integration on track with unified coverage, harmonized processes and offering; successful client retention
- Legal merger completed with new integrated regional management team in place

Branch footprint
- Integrated NAB branch structure into CS network
- Reduction of our branch footprint in Switzerland by ~25% in 2020

Financial progress
- Realization of cost synergies on track
- Part of the expected ~CHF 100 mn gross cost savings p.a. in SUB from 2022 onwards

CSX as new digital core product in the retail space

CSX



Client success
- Established significant CSX client base with half of clients below 35 years
- Cross-product usage

Offering expansion
- Broadened offering: CSX Financial Plan and CSX Invest
- New partnerships to establish CSX ecosystem: e.g. bancassurance, digital rental deposit guarantees

Efficiency
- Straight-through onboarding of clients in 10 minutes
- CSX clients are active with an average of >10 logins per month

CREDIT SUISSE
February 18, 2021
13

Sustained and strengthened risk and compliance oversight, navigating through a volatile environment

Risk management through the cycle

Successfully navigated the COVID-19 pandemic during 2020, managing its impact across risk types

- The crisis proved the effectiveness of our risk appetite frameworks and hedging strategy, supporting earnings stability
- Ensured consistent, tight lending standards, supporting risk-controlled lending growth with an objective to maintain rigorous credit standards, consistent with our <10 bps provision for credit losses ratio through the cycle[1]

Integration of risk and compliance

Implementation of joint Risk and Compliance organization (CRCO), driving efficiencies and effectiveness of control

- Enables more consistent execution and delivery of our control framework across Risk and Compliance
- Driving simpler and scalable technology shared by Risk and Compliance, delivering solutions to deploy rapid cross-risk and cross-bank modelling and reporting

Holistic client risk management

Further improvement of risk oversight across risk types and compliance

- Established new global and divisional client risk committees embedding relevant risk types and compliance disciplines for a holistic client view
- Addressed legacy compliance topics with ongoing remediation efforts, leveraging new tools, data and technology

1 For the periods 2010-2020. Provision for credit losses related to loans held at amortized cost as % of average gross loans held at amortized cost

CREDIT SUISSE February 18, 2021 14

   15  February 18, 2021  Wealth Management offers significant growth opportunity; APAC continues to be the fastest growing region  As per December 15, 2020 Investor Update presentation

   16  February 18, 2021  Our AuM have grown to over CHF 1.5 trn or over USD 1.7 trn…  1 2015 converted from CHF to USD at USD/CHF exchange rate of 0.9892; 2020 converted from CHF to USD at USD/CHF exchange rate of 0.8807 2 Includes SUB C&IC, IWM AM and adjustment for assets managed by Asset Management within International Wealth Management for the other businesses; for 2015 also includes SRU  Assets under Management Groupin CHF bn  CAGR 7%  Assets under Management Groupin USD bn1  Wealth Management  Institutional (AM, C&IC)2  1,214  1,512  CAGR 4%  CAGR 5%  1,227  1,717  Wealth Management  Institutional (AM, C&IC)2

   17  February 18, 2021  …with substantial growth in client business volume across our WM franchises, notably in APAC  SUB PCClient Business Volume (CBV) in CHF bn  2020  2018  2016  2015  2017  2019  APACClient Business Volume (CBV) in USD bn1  2020  2018  2016  2015  2017  2019  IWM PBClient Business Volume (CBV) in USD bn1  2020  2018  2016  2015  2017  2019  Assets under Management   190  192  208  198  218  209  152  163  201  202  227  251  293  316  376  363  382  415  Custody Assets2  20  26  33  33  43  54  19  35  60  44  57  107  111  98  101  74  107  114  Net loans  108  110  111  113  116  118  35  39  43  43  47  44  41  44  52  52  55  59    1 Where CHF is converted to USD, a USD/CHF year-end spot exchange rate has been applied 2 Includes assets under custody and commercial assets 3 Excluding estimated cumulative FX impact based on management data, estimates and assumptions                         4% CAGR  Mid-single digit  Mid- to high-single digit  Double digit  CBV growthambition3  6% CAGR  14% CAGR

Our House View continued to add substantial value for our clients during the pandemic

CS Investment Committee decisions since January 2019

MSCI AC World Total Return Index in local currency[1]


1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
13 Feb: Went to neutral equities
10 Jul: Went back to neutral equities
8 Jan: Went neutral equities
25 Jun: Went neutral equities
12 Nov: Went overweight equities
11 Sep: Went overweight equities
10 Apr: Went back to overweight equities
Started the year overweight equities
25 Mar: Went overweight equities

- On a long-term basis[2], Discretionary Mandates outperformed 67% of clients in a non-discretionary strategy portfolio
- Innovation and integration of ESG considerations e.g. launched Climate Focus mandate in November 2020
- Enhanced diversification benefits from the addition of private equity in Platinum Solutions (Mandates)[3]
- Thematic Supertrends framework dynamically driving positive performance

Credit Suisse Supertrends

Anxious societies	Infrastructure	Millennials
Silver economy	Technology	Climate change

1 Bloomberg as of February 16, 2021 2 Performance of discretionary mandates vs. non-discretionary client portfolios (December 31, 2017 to December 31, 2020) of PB clients in SUB, IWM and APAC that are booked in Switzerland 3 High-touch, bespoke investment management services for investable assets starting at CHF 20 mn

CREDIT SUISSE
February 18, 2021
18

We are committed to accelerating growth across all three Wealth Management divisions…

Our core principles…

- Our unique **"Bank for Entrepreneurs"** model is a differentiator
- **Invest most of marginal capital** generated[1] into Wealth Management
- **Sustainable investment solutions** to be at the core of our offering
- Build on our **successful collaboration** with the Investment Bank and Asset Management
- Our business model is geared to deliver **operating leverage**

…to capture medium-term growth opportunities across Wealth Management

	SUB[2]	IWM[3]	APAC
Grow client business volume[4]	Mid-single digit	Mid- to high-single digit	Double digit
Attract NNA[4]	1-3%	4-6%	6-8%
Extend lending[4]	Low-single digit	High-single digit	Double digit
	Maintain rigorous credit standards, historic <10 bps PCL ratio		
Deepen mandate penetration	Drive mandate penetration from 28% to ~33% with a focus on sustainable solutions		
Grow Private Markets	Increase Alternatives and PE feeder funds distribution[5] to CHF 5-7 bn p.a.		
Accelerate digital transformation	Leverage data analytics, enhance digital product capabilities and build on recently launched CSX offering		
Strengthen collaboration	Extend collaboration with GTS		
	Build on leading Advisory position in SUB / APAC[6] and drive mid-market opportunity in IWM		

1 Post dividends, share buybacks and potential impact from RWA methodology changes 2 SUB PC 3 IWM PB 4 Excluding estimated cumulative FX impact based on management data, estimates and assumptions
5 Alternative fund solutions from SRI - Investment Solutions & Products to wealth management clients 6 Dealogic for the year 2020

CREDIT SUISSE February 18, 2021 19

…aiming for Wealth Management-related PTI of CHF 5.0-5.5 bn in 2023

Wealth Management-related metrics

PTI
in CHF bn


~10%
CAGR
5.0-5.5
3.8
SUB
1.9
IWM
1.2
APAC
0.8
2020
adj. excl. significant items
2023
ambition

RoRC†

	2020 adj. excl. significant items	2023 ambition
RoRC†	18% adj. excl. significant items	20-25%

- Invest most of marginal capital generated[1] into Wealth Management to deploy into lending
- Deepen our onshore footprint in fast-growth markets, notably China, other parts of APAC and Middle East
- Continue to drive GTS, Investment Bank and Asset Management collaboration with Wealth Management
- Expect normalized credit provisions in 2021 (but with a wide range of possible outcomes) and beyond
- Expect normalized Asset Management profitability

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix
1 Post dividends, share buybacks and potential impact from RWA methodology changes

CREDIT SUISSE February 18, 2021 20

   We expect to distribute at least CHF 1.8 bn in 2021, up from ~CHF 1 bn in 2020  21  1 Dividend distribution including dividend equivalents for share awards 2 Reflecting a dividend per share increase of 5.4% vs. 2019; subject to Board of Directors and AGM approval; final amount is subject to share count at ex-dividend date 3 The Board of Directors has approved share buybacks for 2021 of up to CHF 1.5 bn with at least CHF 1.0 bn expected for the full year; resumed share repurchases on January 12, 2021. CHF 112 mn of shares repurchased as of February 16, 2021 4 Subject to market and economic conditions  February 18, 2021  Total capital distribution in 2020 in CHF  716 mn  325 mn  ~766 mn2  3  2nd half  1st half  At least 1.0 bn andup to 1.5 bn approved   Expected total capital distribution in 20214 in CHF  Total of ~CHF 1 bn paidto shareholders in 2020  Total of at least CHF 1.8 bn payable to shareholders in 2021, including proposed dividend of CHF 0.2926 per share   1  1

 Detailed Financials  22  February 18, 2021

Results Overview

Credit Suisse Group in CHF mn unless otherwise specified	**4Q20**	**3Q20**	4Q19	Δ 4Q19	**2020**	2019	Δ 2019
Net revenues	**5,221**	**5,198**	**6,190**	**(16)%**	**22,389**	**22,484**	**-**
o/w Wealth Management-related[1]	3,129	3,164	4,120	(24)%	13,607	14,750	(8)%
o/w Investment Bank in USD mn	2,337	2,245	1,977	18%	9,718	8,216	18%
Provision for credit losses	**138**	**94**	**146**		**1,096**	**324**	
o/w CECL-related	32	(55)	-		412	-	
Total operating expenses	**5,171**	**4,301**	**4,830**	**7%**	**17,826**	**17,440**	**2%**
Pre-tax income / (loss)	**(88)**	**803**	**1,214**	**n/m**	**3,467**	**4,720**	**(27)%**
Income tax expense	262	258	361		801	1,295	
Effective tax rate	n/m	32%	30%		23%	27%	
Net income / (loss) attributable to shareholders	**(353)**	**546**	**852**	**n/m**	**2,669**	**3,419**	**(22)%**
Return on tangible equity‡	(3.5)%	5.4%	8.6%		6.6%	8.7%	
Diluted earnings per share in CHF	(0.15)	0.22	0.33	n/m	1.06	1.32	(20)%

Adjusted and excluding significant items in CHF mn							
Net revenues	5,335	5,198	5,548	(4)%	22,101	21,410	3%
o/w Wealth Management-related[1]	3,243	3,164	3,484	(7)%	13,319	13,657	(2)%
Pre-tax income	861	1,087	955	(10)%	4,375	4,143	6%

Note: Adjusted results and results excluding significant items are non-GAAP financial measures. For further details and reconciliation information, see Appendix. 4Q20 reported results include a gain related to the equity investment revaluation of SIX and Allfunds, and a York impairment. 2Q20 reported results include a gain related to the equity investment revaluation of Pfandbriefbank. 1Q20 reported results include a gain related to the transfer of the InvestLab fund platform to Allfunds Group. 4Q19 reported results include a gain related to the equity investment revaluation of SIX. 3Q19 reported results include a gain related to the transfer of the InvestLab fund platform to Allfunds Group ‡ RoTE is a non-GAAP financial measure, see Appendix 1 Includes SUB, IWM and APAC

CREDIT SUISSE February 18, 2021 23

   24  February 18, 2021  We achieved strong growth in underlying pre-tax income  Group pre-tax income in CHF mn  Reported  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix  (27)%  +6%  Adjusted and excluding significant items  Reported pre-tax income includes      in CHF mn  2019  2020  InvestLab/Allfunds gains  327  395  SIX revaluation gain  498  158  Pfandbriefbank gain  -  134  York impairment  -  (414)  Real estate & business sales gains  249  15  Restructuring & real estate disposal expenses  (108)  (208)  Major litigation provisions  (389)  (988)  Total adjustments and significant items  577  (908)

 25  February 18, 2021  CET1 ratio at 12.9%, reflecting strong recovery from the market dislocation seen in 1H20      275  Risk-weighted assets in CHF bn    290  CET1 ratio in %  Key messagesCET1 ratio at 12.9%, up ~20 bps vs. 4Q19RWA reduction in the quarter and YTD primarily reflects continued depreciation of the USD vs. CHFCompleted the phase-in of certain Basel III reforms with total impact of CHF 11 bn in 2020 (mostly from SA-CCR)Intend to maintain a CET1 ratio of at least 12.5% for at least the first half of 20211Capital distributionPaid 2019 dividend of CHF 0.2776 per shareWe recommend a CHF 0.2926 dividend per share for 2020 and continue to accrue for at least 5% dividend growth p.a.Resumed share repurchases under our 2021 share buyback program on January 12, 2021. CHF 112 mn of shares repurchased YTD2  295  Risk-weighted assets excl. FX impact in 2020 in CHF bn  290    1 Subject to market and economic conditions 2 As of February 16, 2021

   26  February 18, 2021  CET1 leverage ratio at 4.4%1; Tier 1 leverage ratio increased to 6.4%1  1 In 3Q20 and 4Q20 leverage exposure excludes CHF 110 bn and CHF 111 bn, respectively, of central bank reserves, after adjusting for the dividend paid in 2020, as permitted by FINMA 2 Calculated using a three-month average, which is calculated on a daily basis  Key messagesCET1 leverage ratio at 4.4%1Tier 1 leverage ratio of 6.4%1 improved by 10 bps compared to 3Q20, partially driven by USD 1.5 bn additional tier 1 issuance in December 2020 Leverage exposure decrease primarily driven by FX, mainly from the depreciation of the USD vs. CHFLiquidity Coverage Ratio (LCR) of 190%2 stable vs. 3Q20, reflecting conservative approach to liquidity management during the COVID-19 pandemic  Leverage exposure1 in CHF bn  6.4%  Tier 1 leverage ratio (excl. CB reserves)    6.3%  5.6%  Tier 1 leverage ratio (incl. CB reserves)  5.6%  1  1  Leverage exposure (incl. CB reserves) in CHF bn    934  824  800    (7)  SUB, IWM, APAC +6Corp. Ctr. (5)IB (8)    1  911  4.4%  CET1 leverage ratio (excl. CB reserves)  4.5%  3.9%  CET1 leverage ratio (incl. CB reserves)  4.0%  1  1

TBVPS broadly flat at CHF 15.80 vs. end-2019; net income generation offset by adverse FX impacts

Tangible book value per share (TBVPS)‡
in CHF



15.88
1.10
CHF 2.7 bn generated
(0.23)
0.19
16.94
1.81
(1.73)
0.08 net increase from own credit movements during 2020
(1.27)
(0.49) in 4Q20
0.05
15.80
4Q19
Net income attr. to shareholders
Capital distribution 1
Share based comp. 2
Illustrative 4Q20, before own credit movements and FX
1Q20
2Q20-4Q20
Own credit movements 3
FX
Other 4
4Q20

Key messages

- TBVPS‡ at the end of 2020 broadly unchanged vs. end of 2019:
  - Net income attributable to shareholders contributing CHF 1.10
  - Impact from widening credit spreads during 1Q20 mostly reversed during the last three quarters of 2020
  - Adverse FX impacts of CHF (1.27), resulting from the strengthening of the Swiss franc, mainly against the US dollar

‡ Tangible book value per share (TBVPS) is a non-GAAP financial measure, see Appendix 1 Reflects impact from share buybacks under the 2020 share buyback program and the payment of the 2019 dividend 2 Reflects net impact of settlements of share-based compensation awards and quarterly share plan accruals 3 Reflects impact on tangible shareholders' equity from own credit movements via other comprehensive income and tax expenses related to own credit movements 4 Includes the impact from amortization of accumulated losses in other comprehensive income related to pension plan re-measurements and the cumulative effect of accounting changes

CREDIT SUISSE February 18, 2021 27

Update on progress of our restructuring program

Restructuring expenses
in CHF mn



157
~150-200
~300-350
2020
Remainder of restructuring program
Total expected restructuring expenses
~250-300
~400-450
Expected gross savings in 2021
Expected gross savings from 2022 onwards

- Incurred CHF 157 mn of restructuring expenses during 2020, out of an expected total of ~CHF 300-350 mn over the duration of the program
  - Restructuring expenses in 2020 primarily taken in IWM, IB and SUB, mainly related to redundancy expenses
  - Restructuring program expected to be completed by the end of 2Q21
- Anticipate to generate ~CHF 400-450 mn of gross savings from 2022 onwards
- Allow for reinvestment in full of gross savings, subject to market and economic conditions

CREDIT SUISSE
February 18, 2021
28

   29  February 18, 2021  2H20 allowance build from credit provisioning offset by net write-offs and FX impact  Allowance for credit losses (ACL)1in CHF mn  1 Includes the allowance for credit losses on financial assets held at amortized cost and provisions for off-balance sheet credit exposures 2 Impact of CECL adoption on January 1, 2020 excluding impact from fair value election 3 Includes FX translation impact and other adjustment items of CHF (27) mn, including CECL impact of CHF (5) mn, and provision for interest of CHF 25 mn 4 Includes FX translation impact and other adjustment items of CHF (102) mn, including CECL impact of CHF (48) mn, and provision for interest of CHF 12 mn  1     1,223  Non-specificprovisions  Specificprovisions  CECL adoption impact2  End-4Q19    Provision for credit losses – Specific provisions      Provision for credit losses – CECL    864  1,902      1   Non-specificprovisions  Specificprovisions  2,001  232  1   3  4        1H20  2H20

Expect more normal credit provisions in 2021, but with a wide range of possible outcomes

Provision for credit losses
in CHF mn


1,096
Specific provisions
684
CECL
412
324
2010-2020 Average: 280
Continued elevated specific provisions[1]
Lower CECL charges[1]
2019
2020
2021E

	2019	2020	2021E	Avg. 2010-2020
Provision for credit losses ratio[2] in bps	10	30		9
o/w WM-related[3]	8	21		7

Note: Estimates and assumptions are based on currently available information and beliefs, expectations and opinions of management and include all known facts and decisions as of February 17, 2021. Actual results may differ 1 Subject to market and economic conditions 2 Provision for credit losses related to loans held at amortized cost as % of average gross loans held at amortized cost 3 For periods prior to 2019, non-restated numbers have been used. WM-related reflects the sum of SUB, IWM and APAC for the periods 2014 to 2020 and reflects Private Banking & Wealth Management for the periods 2010 to 2013

CREDIT SUISSE
February 18, 2021
30

   31  February 18, 2021  Credit Suisse’s comparative wholesale reserves  Source: Company filings Note: Ratios based on local currency 1 Includes specific and portfolio based allowances for credit losses as % of gross loans for wholesale businesses. CS includes the Investment Bank. Peers include Bank of America, Citigroup and JP Morgan. Bank of America includes Commercial, Citigroup includes Corporate, JP Morgan includes Wholesale  Wholesale – Allowance for credit losses as % of loans1 (excluding fair value and held-for-sale loans)

WM expected to benefit from sequential stability in recurring income[1]; continued high levels of transaction activity

Net interest income
Wealth Management-related, in CHF mn


Pre-COVID
1,394
1,352
1,251
1,213
1,203
4Q19
1Q20
2Q20
3Q20
4Q20

- Net interest income stabilizing sequentially in 4Q20, with increasing lending activity[2] offsetting rates pressure
- Anticipate increase in net interest income from 2Q21 onwards, benefitting from planned increased lending in Wealth Management[3]

Recurring commissions & fees
Wealth Management-related, in CHF mn


Pre-COVID
1,059
1,013
942
974
998
4Q19
1Q20
2Q20
3Q20
4Q20

- Recurring commissions & fees increased in 2H20 after recovery of AuM from 3Q20 onwards
- AuM 2020 exit rate above 4Q19 at record level of CHF 1.5 trn
- Expect to benefit from growing AuM base going into 2021

Transaction-based revenues
Wealth Management-related, in CHF mn


Pre-COVID
1,023
1,235
1,173
1,003
1,092
4Q19
1Q20
2Q20
3Q20
4Q20

- Transaction-based revenues significantly benefitted from elevated volatility in 1H20
- Successful expansion of the GTS collaboration with the WM franchise through 2020, increasing WM-related revenues in collaboration with GTS[4] by 34% vs. 2019

Note: Subject to market and economic conditions; Wealth Management-related includes SUB, IWM and APAC 1 Recurring income includes net interest income and recurring commissions & fees
2 Excluding estimated FX impact since end-3Q20 3 At current FX rates 4 Includes institutional-style solutions for Wealth Management clients

CREDIT SUISSE February 18, 2021 32

Swiss Universal Bank

Solid full year pre-provision profit growth driven by transactional revenues

Adjusted key financials excl. significant items

in CHF mn	4Q20	3Q20	4Q19	2020	2019
Net revenues	1,243	1,294	1,322	5,306	5,278
Provision for credit losses	66	52	43	270	109
o/w CECL-related	15	(36)	-	75	-
Total operating expenses	790	771	822	3,149	3,208
Pre-tax income	**387**	**471**	**457**	**1,887**	**1,961**
Reported pre-tax income	**487**	**430**	**867**	**2,104**	**2,573**
Cost/income ratio	**64%**	**60%**	**62%**	**59%**	**61%**
Return on regulatory capital†	**13%**	**15%**	**14%**	**15%**	**15%**

Key metrics

in CHF bn		4Q20	3Q20	4Q19	2020	2019
PC	Net margin in bps	38	46	41	45	43
PC	Net new assets	(2.1)	2.0	(0.5)	(5.9)	3.4
PC	Client Business Volume	381	373	377	381	377
PC	Mandate penetration	37%	36%	34%	37%	34%
	Net loans	176	174	171	176	171
	Risk-weighted assets	81	82	80	81	80
	Leverage exposure	296	295	285	296	285

Key messages

- Reported 2020 PTI of CHF 2.1 bn includes significant items of CHF 294 mn (vs. CHF 404 mn in 2019), litigation provisions of CHF 45 mn and restructuring expenses of CHF 44 mn
- 2020 adjusted PTI excluding significant items of CHF 1.9 bn with strong ongoing cost discipline as well as higher brokerage and GTS revenues, leading to a cost/income ratio of 59%, down 2 pp.
- Higher provision for credit losses driven by CHF 75 mn from the application of CECL and a single case in C&IC in 3Q20; pre-provision profit increased by 4%
- Stabilization of net interest income vs. 3Q20 and continuous assessment of deposit pricing in light of the sustained negative interest rate environment
- Increased mandate penetration by 3 pp. to 37%

Private Clients

- 4Q20 net revenues decreased 4% as increased client activity was more than offset by lower deposit income, primarily from the negative interest rate environment and lower recurring revenues, primarily from our investment in Swisscard
- Net asset outflows in 4Q20 of CHF 2.1 bn were mainly driven by a small number of individual cases in the UHNW client segment and by the usual seasonal slowdown in the fourth quarter

Corporate & Institutional Clients

- 4Q20 net revenues down 9%, driven by decreased deposit income primarily from lower USD interest rates, offsetting higher brokerage revenues
- NNA in 4Q20 of CHF 3.8 bn driven by continued contribution from our pension business

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE February 18, 2021 33

Swiss Universal Bank

Last 3 fourth quarters – Adjusted results excluding significant items

Net revenues in CHF mn


1,330
1,322
1,243
4Q18
4Q19
4Q20

Cost/income ratio


60%
62%
64%
4Q18
4Q19
4Q20

Client Business Volume in CHF bn


854
966
1,001
4Q18
4Q19
4Q20

Pre-tax income in CHF mn


508
457
387
4Q18
4Q19
4Q20

Return on regulatory capital†


16%
14%
13%
4Q18
4Q19
4Q20

SUB PC net margin in bps


50
41
38
4Q18
4Q19
4Q20

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE February 18, 2021 34

   Swiss Universal BankLast 5 years – Adjusted results excluding significant items  35  February 18, 2021  Net revenues in CHF mn  2020  2019  2018  Pre-tax income in CHF mn  Return on regulatory capital†  Client Business Volume in CHF bn  SUB PC net margin in bps  Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix  Cost/income ratio  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016

International Wealth Management

Strong Net New Assets in a challenging year

Adjusted key financials excl. significant items

in CHF mn	4Q20	3Q20	4Q19	2020	2019
Net revenues	1,254	1,142	1,412	4,921	5,448
Provision for credit losses	25	12	17	110	49
o/w CECL-related	9	7	-	17	-
Total operating expenses	908	862	983	3,624	3,711
Pre-tax income	**321**	**268**	**412**	**1,187**	**1,688**
Reported pre-tax income / (loss)	**(12)**	**215**	**630**	**1,052**	**2,065**
Cost/income ratio	**72%**	**75%**	**70%**	**74%**	**68%**
Return on regulatory capital†	**24%**	**19%**	**29%**	**22%**	**30%**

Key metrics

in CHF bn		4Q20	3Q20	4Q19	2020	2019
PB	Net margin in bps	23	27	29	28	33
PB	Net new assets	4.3	6.9	0.6	16.7	11.0
PB	Client Business Volume	518	494	528	518	528
PB	Number of RM	1,140	1,130	1,150	1,140	1,150
	Net loans	52	53	54	52	54
	Net new assets AM	6.3	5.0	7.5	15.5	21.5
	Risk-weighted assets	43	45	44	43	44
	Leverage exposure	104	105	99	104	99

Key messages

- Reported 2020 PTI of CHF 1.1 bn includes net charge for significant items of CHF (84) mn (vs. a benefit of CHF 323 mn in 2019) and restructuring expenses of CHF 55 mn
- Adjusted 4Q20 PTI excluding significant items of CHF 321 mn reflects higher client activity in PB and a recovery in performance fees in AM
- Adverse FX impact of CHF (293) mn on 2020 revenues and CHF (104) mn on pre-tax income, of which the majority occurred in PB[1]

Private Banking

- 4Q20 PTI of CHF 206 mn and 2020 PTI of CHF 1.0 bn, down on macro headwinds and higher credit provisions
- Net interest income down on lower deposit margins, but stable vs. 3Q20; excluding FX impact, loans increased since the deleveraging in 1Q20
- Transaction revenues down with higher client activity more than offset by adverse FX impact; 2020 transaction revenues up, benefitting from strong GTS performance
- Recurring commissions and fees down on lower AuM; up vs. 3Q20 with an improved recurring margin of 33 bps (+2 bps)
- Record fourth quarter and full year NNA of CHF 4.3 bn and CHF 16.7 bn, respectively; strong inflows in Emerging Markets and Western Europe

Asset Management

- 4Q20 PTI of CHF 115 mn with higher performance fees in Equities and reduced expenses, offset by lower investment & partnership income
- CHF 6.3 bn NNA in 4Q20; 2020 NNA of CHF 15.5 bn driven by Index Solutions and Equities, partially offset by Fixed Income

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix 1 For details see reconciliation tables in the Appendix

CREDIT SUISSE February 18, 2021 36

International Wealth Management

Last 3 fourth quarters – Adjusted results excluding significant items

Net revenues in CHF mn


1,343
1,412
1,254
4Q18
4Q19
4Q20

Cost/income ratio


67%
70%
72%
4Q18
4Q19
4Q20

Client Business Volume[1] in CHF bn


871
966
958
4Q18
4Q19
4Q20

Pre-tax income in CHF mn


429
412
321
4Q18
4Q19
4Q20

Return on regulatory capital†


33%
29%
24%
4Q18
4Q19
4Q20

IWM PB net margin in bps


31
29
23
4Q18
4Q19
4Q20

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix 1 Before elimination of assets managed by Asset Management on behalf of IWM PB clients

CREDIT SUISSE
February 18, 2021
37

   International Wealth ManagementLast 5 years – Adjusted results excluding significant items  38  February 18, 2021  Net revenues in CHF mn  2020  2019  2018  Pre-tax income in CHF mn  Return on regulatory capital†  Client Business Volume1 in CHF bn  IWM PB net margin in bps  Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix 1 Before elimination of assets managed by Asset Management on behalf of IWM PB clients  Cost/income ratio  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016

Asia Pacific

Strong RoRC† reflecting increase in market and client activity

Adjusted key financials excl. significant items

in CHF mn	4Q20	3Q20	4Q19	2020	2019
Net interest income	241	257	330	1,071	1,118
Recurring commissions & fees	89	85	94	348	378
Transaction-based	415	386	325	1,670	1,433
Other revenues	1	-	1	3	2
Net revenues	746	728	750	3,092	2,931
Provision for credit losses	6	45	14	236	55
o/w CECL-related	3	9	-	33	-
Total operating expenses	539	504	535	2,087	2,052
Pre-tax income	**201**	**179**	**201**	**769**	**824**
Reported pre-tax income	**237**	**177**	**201**	**828**	**922**
Cost/income ratio	**72%**	**69%**	**71%**	**67%**	**70%**
Return on regulatory capital†	**23%**	**20%**	**18%**	**20%**	**19%**

Key metrics

in CHF bn	4Q20	3Q20	4Q19	2020	2019
Net margin in bps	36	33	37	36	38
Net new assets	(1.1)	2.2	0.7	8.6	8.7
Client Business Volume	354	333	321	354	321
Number of RM	600	600	600	600	600
Net loans	39	38	46	39	46
Risk-weighted assets	27	27	32	27	32
Leverage exposure	74	74	81	74	81

Full year 2020

- Net revenues increased by 5%, or 12% in constant 2019 FX terms, with transaction-based revenues benefitting from strong GTS performance, private client activity and increased IBCM share of wallet (for the fifth consecutive year[1]), partially offset by lower financing revenues
- Reported PTI of CHF 828 mn includes significant items of CHF 63 mn (vs. CHF 98 mn in 2019)
- Adjusted PTI excluding significant items of CHF 769 mn includes credit provisions of CHF 236 mn (vs. CHF 55 mn in 2019); cost/income ratio down 3 pp. to 67%

Fourth quarter 2020

- Net revenues largely stable despite an adverse FX impact of CHF 57 mn
- PTI stable includes adverse FX impacts of CHF 14 mn; RoRC† at 23%, up 5 pp.
- Net interest income declined 27% mainly reflecting negative impact from low interest rates and lower lending volumes from client deleveraging in 1H20
- Recurring commissions & fees down 5% due to unfavorable FX movements; QoQ improvement primarily from higher fund and mandate volumes
- Transaction-based revenues up 28% reflecting higher financing revenues, including MtM gains, higher origination fees from equity-related activity and strong private client activity
- Expenses increased in local currency terms reflecting higher compensation expenses and investments in China offset by a beneficial FX impact
- Continued client re-leveraging in 4Q20; excluding adverse FX impact, net loans grew in the quarter
- RWA and leverage exposure declined 17% and 8% YoY, respectively, also benefitting from FX movements

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix 1 Dealogic for the year 2020 (APAC excl. Japan and China onshore among International banks)

CREDIT SUISSE February 18, 2021 39

Asia Pacific

Last 3 fourth quarters – Adjusted results excluding significant items

Net revenues in CHF mn



584
750
746
4Q18
4Q19
4Q20

Cost/income ratio



80%
71%
72%
4Q18
4Q19
4Q20

Client Business Volume in CHF bn



286
321
354
4Q18
4Q19
4Q20

Pre-tax income in CHF mn



106
201
201
4Q18
4Q19
4Q20

Return on regulatory capital†



11%
18%
23%
4Q18
4Q19
4Q20

APAC net margin in bps



21
37
36
4Q18
4Q19
4Q20

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE
February 18, 2021
40

   Asia PacificLast 5 years – Adjusted results excluding significant items  41  February 18, 2021  Net revenues in CHF mn  2020  2019  2018  Pre-tax income in CHF mn  Return on regulatory capital†  Client Business Volume in CHF bn  APAC net margin in bps  Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix  Cost/income ratio  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016

Investment Bank

Strong revenue momentum driving higher profitability and returns

Adjusted key financials

in USD mn	4Q20	3Q20	4Q19	2020	2019
Fixed income S&T	788	921	789	4,266	3,374
Equity S&T	555	588	529	2,571	2,291
Capital markets[1]	843	708	443	2,539	1,873
Advisory and other fees	199	117	172	645	601
Other[2]	(48)	(89)	37	(303)	70
Net revenues	2,337	2,245	1,970	9,718	8,209
Provision for credit losses	42	(16)	69	489	105
o/w CECL-related	3	(37)	-	289	-
Total operating expenses	1,938	1,797	1,804	7,347	7,000
Pre-tax income	**357**	**464**	**97**	**1,882**	**1,104**
Reported pre-tax income	**318**	**405**	**57**	**1,760**	**1,033**
Cost/income ratio	**83%**	**80%**	**92%**	**76%**	**85%**
Return on regulatory capital†	**10%**	**13%**	**3%**	**13%**	**8%**

Key metrics

in USD bn	4Q20	3Q20	4Q19	2020	2019
Risk-weighted assets	88	90	85	88	85
Leverage exposure	363	365	343	363	343

Full year 2020

- Revenues up 18% reflecting growth across all products with accelerating momentum in Capital Markets, particularly in 2H20
- Reported PTI of USD 1.8 bn, includes USD 52 mn of restructuring expenses
- Adjusted PTI of USD 1.9 bn, up 70% and higher adjusted RoRC† of 13% highlighting strength of diversified and de-risked franchise

Fourth quarter 2020

- Net revenues up 19% at USD 2,337 mn
- Adjusted PTI of USD 357 mn, up 268%, generating significantly improved adjusted RoRC† of 10%; results reflect market share gains and constructive market conditions
- Outperformance in Capital markets, up 90%, with ECM revenues up 217% and higher debt issuance activity; higher advisory revenues reflecting increased M&A completions
- Stable fixed income sales and trading revenues vs. strong 4Q19 results reflecting continued strength in our Credit franchise
- Higher equity sales and trading revenues, up 5%, with strength in cash equities and equity derivatives
- GTS revenues stable YoY following a strong 3Q20 performance as lower macro results offset increased cross-divisional collaboration
- Operating expenses increased 7% mainly due to higher compensation and UK bank levy costs
- Leverage exposure decreased QoQ due to reduced margin requirements and settlement fails; RWA decreased QoQ driven by business reductions and lower credit risk

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix 1 Includes DCM and ECM 2 Other revenues include treasury funding costs and changes in the carrying value of certain investments

CREDIT SUISSE February 18, 2021 42

Investment Bank

Last 3 fourth quarters – Adjusted results

Fixed income Sales & Trading in USD mn



466
789
788
4Q18
4Q19
4Q20

Equity Sales & Trading in USD mn



479
529
555
4Q18
4Q19
4Q20

Pre-tax income in USD mn



51
97
357
4Q18
4Q19
4Q20

Capital markets[1] in USD mn



375
443
843
4Q18
4Q19
4Q20

Advisory and other fees in USD mn



281
172
199
4Q18
4Q19
4Q20

Return on regulatory capital†



1%
3%
10%
4Q18
4Q19
4Q20

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix 1 Includes DCM and ECM

CREDIT SUISSE February 18, 2021 43

   Investment BankLast 5 years – Adjusted results  44  February 18, 2021  Fixed income Sales & Trading in USD mn  Capital markets1 in USD mn  Equity Sales & Trading in USD mn  Advisory and other fees in USD mn  Pre-tax income in USD mn  Return on regulatory capital†  Note: For details on calculations see under ‘Notes’ in the Appendix. All financial numbers presented and discussed are adjusted, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix 1 Includes DCM and ECM  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016  2020  2019  2018  2017  2016

 CEO Summary  45  February 18, 2021

   46  February 18, 2021  We are focused on delivering value for our stakeholders    Continued innovation in digitalization and automation, driving positive operating leverage  Deliver RoRC† of 20-25%2   Deliver PTI of CHF 5.0-5.5 bn2 in 2023  Accelerate Wealth Management growth  Deliver RoRC† of 10-15%   Drive sustainable Investment Bank returns  Be a leader in sustainability  Invest most of marginal capital generated1 into Wealth Management     Grow TBVPS‡ and provide attractive capital returns through dividends and share buybacks    Deliver medium-term RoTE‡ of 10-12%   † RoRC is a non-GAAP financial measure, see Appendix ‡ RoTE and TBVPS are non-GAAP financial measures, see Appendix 1 Post dividends, share buybacks and potential impact from RWA methodology changes 2 Includes SUB, IWM and APAC

 Appendix  47  February 18, 2021

Swiss Universal Bank
Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials excl. significant items

in CHF mn	4Q20	3Q20	4Q19	2020	2019
Net interest income	403	396	414	1,614	1,580
Recurring commissions & fees	193	199	212	775	826
Transaction-based	96	106	90	480	412
Other revenues	(4)	(1)	(1)	(10)	(2)
Net revenues	688	700	715	2,859	2,816
Provision for credit losses	17	5	11	62	46
o/w CECL-related	9	(6)	-	20	-
Total operating expenses	474	459	482	1,875	1,850
Pre-tax income	**197**	**236**	**222**	**922**	**920**
Reported pre-tax income	**257**	**200**	**474**	**1,080**	**1,282**
Cost/income ratio	**69%**	**66%**	**67%**	**66%**	**66%**

Key metrics

in CHF bn	4Q20	3Q20	4Q19	2020	2019
Net margin in bps	38	46	41	45	43
Net new assets	(2.1)	2.0	(0.5)	(5.9)	3.4
Mandate penetration	37%	36%	34%	37%	34%
Client Business Volume	381	373	377	381	377
Number of RM	1,290	1,310	1,280	1,290	1,280

C&IC Adjusted key financials excl. significant items

in CHF mn	4Q20	3Q20	4Q19	2020	2019
Net interest income	255	258	282	1,069	1,125
Recurring commissions & fees	159	168	173	665	663
Transaction-based	148	175	167	755	732
Other revenues	(7)	(7)	(15)	(42)	(58)
Net revenues	555	594	607	2,447	2,462
Provision for credit losses	49	47	32	208	63
o/w CECL-related	6	(30)	-	55	-
Total operating expenses	316	312	340	1,274	1,358
Pre-tax income	**190**	**235**	**235**	**965**	**1,041**
Reported pre-tax income	**230**	**230**	**393**	**1,024**	**1,291**
Cost/income ratio	**57%**	**53%**	**56%**	**52%**	**55%**

Key metrics

in CHF bn	4Q20	3Q20	4Q19	2020	2019
Net new assets	3.8	3.5	2.5	13.7	45.3
Client Business Volume	620	592	589	620	589
Number of RM	480	480	510	480	510

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix

CREDIT SUISSE
February 18, 2021
48

International Wealth Management

Private Banking and Asset Management

Private Banking Adjusted key financials excl. significant items

in CHF mn	4Q20	3Q20	4Q19	2020	2019
Net interest income	304	302	368	1,265	1,419
Recurring commissions & fees	297	272	319	1,136	1,205
Transaction- and perf.-based	261	259	270	1,221	1,186
Other revenues	-	3	5	(2)	3
Net revenues	862	836	962	3,620	3,813
Provision for credit losses	31	8	17	110	48
o/w CECL-related	14	2	-	17	-
Total operating expenses	625	592	674	2,515	2,560
Pre-tax income	**206**	**236**	**271**	**995**	**1,205**
Reported pre-tax income	**293**	**197**	**491**	**1,091**	**1,586**
Cost/income ratio	**73%**	**71%**	**70%**	**69%**	**67%**

Key metrics

in CHF bn	4Q20	3Q20	4Q19	2020	2019
Net margin in bps	23	27	29	28	33
Net new assets	4.3	6.9	0.6	16.7	11.0
Client Business Volume	518	494	528	518	528
Mandate penetration	34%	34%	34%	34%	34%
Net loans	52	53	54	52	54
Number of RM	1,140	1,130	1,150	1,140	1,150

AM Adjusted key financials excl. significant items

in CHF mn	4Q20	3Q20	4Q19	2020	2019
Management fees	269	261	280	1,050	1,112
Performance & placement revenues	115	40	92	170	244
Investment & partnership income	8	5	78	81	279
Net revenues	392	306	450	1,301	1,635
Provision for credit losses	(6)	4	-	-	1
o/w CECL-related	(5)	5	-	-	-
Total operating expenses	283	270	309	1,109	1,151
Pre-tax income	**115**	**32**	**141**	**192**	**483**
Reported pre-tax income /(loss)	**(305)**	**18**	**139**	**(39)**	**479**
Cost/income ratio	**72%**	**88%**	**69%**	**85%**	**70%**

Key metrics

in CHF bn	4Q20	3Q20	4Q19	2020	2019
Net new assets	6.3	5.0	7.5	15.5	21.5
Assets under management	440	439	438	440	438

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix

CREDIT SUISSE
February 18, 2021
49

Wealth Management businesses
NNA generation

SUB PC NNA in CHF bn


(0.5)
(4.2)
(1.6)
2.0
(2.1)
4Q19
1Q20
2Q20
3Q20
4Q20

NNA growth (annualized)

4Q19	1Q20	2Q20	3Q20	4Q20
(1)%	(8)%	(3)%	4%	**(4)%**

IWM PB NNA in CHF bn


0.6
3.7
1.8
6.9
4.3
4Q19
1Q20
2Q20
3Q20
4Q20

NNA growth (annualized)

4Q19	1Q20	2Q20	3Q20	4Q20
1%	4%	2%	8%	**5%**

APAC NNA in CHF bn


0.7
3.0
4.5
2.2
(1.1)
4Q19
1Q20
2Q20
3Q20
4Q20

NNA growth (annualized)

4Q19	1Q20	2Q20	3Q20	4Q20
1%	5%	9%	4%	**(2)%**

CREDIT SUISSE
February 18, 2021
50

   51  February 18, 2021  Wealth Management businessesNet and gross margins  Note: For details on calculations see under ‘Notes’ at the end of this Appendix. Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix  347  204  236  236  836  700  Average AuM in CHF bn  Adjusted pre-tax income excl. significant items in CHF mn  Adjusted net revenues excl. significant items in CHF mn  905  1,017  862  962  224  329  206  271  338  358  356  371  702  769  688  715  210  279  197  222  200  211  206  217  IWM PB Adj. net margin excl. sign. items in bps  Adj. gross margin excl. sign. items in bps  4Q20  3Q20  1Q20  4Q19  2Q20  4Q20  3Q20  1Q20  4Q19  2Q20  SUB PC Adj. net margin excl. sign. items in bps  Adj. gross margin excl. sign. items in bps  4Q20  3Q20  1Q20  4Q19  2Q20  4Q20  3Q20  1Q20  4Q19  2Q20  179  728  808  810  746  750  196  193  201  201  216  208  214  222  219  APAC Adj. net margin excl. sign. items in bps  Adj. gross margin excl. sign. items in bps  4Q20  3Q20  1Q20  4Q19  2Q20  4Q20  3Q20  1Q20  4Q19  2Q20

   52  February 18, 2021  Wealth Management businessesClient Business Volume (CBV)  SUB PCClient Business Volume (CBV) in CHF bn  4Q20  2Q20  4Q19  1Q20  3Q20  CBV growth QoQ (annualized), excluding estimated cumulative FX impact1  8%  (22)%  16%  7%  10%  APACClient Business Volume (CBV) in CHF bn  IWM PBClient Business Volume (CBV) in CHF bn            4Q20  2Q20  4Q19  1Q20  3Q20            4Q20  2Q20  4Q19  1Q20  3Q20            Assets under Management in CHF bn  218  195  202  205  209  Custody Assets2 in CHF bn  43  42  48  50  54  Net loans in CHF bn  116  117  118  118  118  370  328  345  352  365  104  71  82  89  100  54  50  51  53  52  220  197  216  219  221  55  47  63  76  94  46  42  40  38  39  7%  (46)%  29%  17%  26%  18%  (34)%  44%  27%  38%  1 Based on management data, estimates and assumptions 2 Includes assets under custody and commercial assets

Corporate Center

Corporate Center Adjusted key financials

in CHF mn	4Q20	3Q20	4Q19	2020	2019
Treasury results	(32)	(53)	92	(356)	(501)
o/w Structured Notes Volatility	22	31	14	(234)	(460)
Asset Resolution Unit	(50)	(33)	(40)	(178)	(142)
Other[1]	65	73	72	218	218
Net revenues	(17)	(13)	124	(316)	(401)
Provision for credit losses	3	(1)	5	9	7
Compensation and benefits	140	136	174	352	489
G&A expenses	196	88	134	477	460
Commission expenses	17	19	20	81	68
Total other operating expenses	213	107	154	558	528
Total operating expenses	353	243	328	910	1,017
Pre-tax income / (loss)	**(373)**	**(255)**	**(209)**	**(1,235)**	**(1,425)**
Reported pre-tax income / (loss)	**(1,090)**	**(389)**	**(539)**	**(2,172)**	**(1,866)**

Corporate Center Key metrics

in CHF bn	4Q20	3Q20	4Q19	2020	2019
Total assets	111	118	106	111	106
Risk-weighted assets	46	49	52	46	52
Leverage exposure	7[2]	15[3]	113	7[2]	113

ARU within Corp. Ctr. Adjusted key financials

in CHF mn unless otherwise specified	4Q20	3Q20	4Q19	2020	2019
Net revenues	(50)	(33)	(40)	(178)	(142)
Provision for credit losses	-	(2)	4	(4)	5
Total operating expenses	50	37	48	163	234
Pre-tax income / (loss)	**(100)**	**(68)**	**(92)**	**(337)**	**(381)**
Risk-weighted assets in USD bn	10	10	11	10	11
RWA excl. operational risk in USD bn	9	10	9	9	9
Leverage exposure in USD bn	21	21	21	21	21

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix 1 'Other revenues' primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWAs and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees 2 Excludes CHF 111 bn of central bank reserves, after adjusting for the dividend paid in 2020, as permitted by FINMA 3 Excludes CHF 110 bn of central bank reserves, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20 as permitted by FINMA

CREDIT SUISSE February 18, 2021 53

International Wealth Management in USD[1]

Adjusted key financials excl. significant items

in USD mn	4Q20	3Q20	4Q19	2020	2019
Net revenues	1,394	1,252	1,435	5,268	5,487
Provision for credit losses	28	13	17	117	49
o/w CECL-related	11	8	-	20	-
Total operating expenses	1,009	946	999	3,881	3,736
Pre-tax income	**357**	**293**	**419**	**1,270**	**1,702**
Reported pre-tax income	**(7)**	**236**	**643**	**1,109**	**2,086**
Cost/income ratio	**72%**	**76%**	**70%**	**74%**	**68%**
Return on regulatory capital†	**24%**	**20%**	**29%**	**22%**	**30%**

Key metrics

in USD bn		4Q20	3Q20	4Q19	2020	2019
PB	Net margin in bps	23	27	29	28	33
PB	Net new assets	4.7	7.5	0.5	18.0	11.0
PB	Client Business Volume	588	536	545	588	545
PB	Number of RM	1,140	1,130	1,150	1,140	1,150
	Net loans	59	57	55	59	55
	Net new assets AM	7.1	5.4	7.5	17.0	21.7
	Risk-weighted assets	49	49	45	49	45
	Leverage exposure	118	114	102	118	102

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix 1 Based on CHF figures converted into USD at weighted average exchange rates for P&L, and spot rates for AuM, client business volume, net loans, RWA and leverage exposure

CREDIT SUISSE February 18, 2021 54

International Wealth Management in USD[1]

Private Banking and Asset Management

Private Banking Adjusted key financials excl. significant items

in USD mn	4Q20	3Q20	4Q19	2020	2019
Net interest income	338	331	373	1,354	1,429
Recurring commissions & fees	330	298	325	1,217	1,213
Transaction- and perf.-based	289	284	275	1,301	1,194
Other revenues	-	4	4	(2)	3
Net revenues	957	916	977	3,869	3,839
Provision for credit losses	34	9	17	117	48
o/w CECL-related	16	3	-	20	-
Total operating expenses	695	649	685	2,692	2,577
Pre-tax income	**228**	**258**	**275**	**1,060**	**1,214**
Reported pre-tax income	**328**	**216**	**501**	**1,167**	**1,602**
Cost/income ratio	**73%**	**71%**	**70%**	**70%**	**67%**

Key metrics

in USD bn	4Q20	3Q20	4Q19	2020	2019
Net margin in bps	23	27	29	28	33
Net new assets	4.7	7.5	0.5	18.0	11.0
Client Business Volume	588	536	545	588	545
Mandate penetration	34%	34%	34%	34%	34%
Net loans	59	57	55	59	55
Number of RM	1,140	1,130	1,150	1,140	1,150

AM Adjusted key financials excl. significant items

in USD mn	4Q20	3Q20	4Q19	2020	2019
Management fees	299	287	284	1,126	1,120
Performance & placement revenues	122	44	94	182	247
Investment & partnership income	16	5	80	91	281
Net revenues	437	336	458	1,399	1,648
Provision for credit losses	(6)	4	-	-	1
o/w CECL-related	(5)	5	-	-	-
Total operating expenses	314	297	314	1,189	1,159
Pre-tax income	**129**	**35**	**144**	**210**	**488**
Reported pre-tax income	**(335)**	**20**	**142**	**(58)**	**484**
Cost/income ratio	**72%**	**88%**	**69%**	**85%**	**70%**

Key metrics

in USD bn	4Q20	3Q20	4Q19	2020	2019
Net new assets	7.1	5.4	7.5	17.0	21.7
Assets under management	500	476	452	500	452

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix 1 Based on CHF figures converted into USD at weighted average exchange rates for P&L, and spot rates for AuM, client business volume and net loans

CREDIT SUISSE February 18, 2021 55

Asia Pacific in USD[1]

Adjusted key financials excl. significant items

in USD mn	4Q20	3Q20	4Q19	2020	2019
Net interest income	269	281	335	1,145	1,126
Recurring commissions & fees	99	93	96	373	381
Transaction-based	460	425	331	1,788	1,444
Other revenues	-	1	2	3	3
Net revenues	828	800	764	3,309	2,954
Provision for credit losses	7	49	13	248	55
o/w CECL-related	3	10	-	35	-
Total operating expenses	599	554	544	2,237	2,065
Pre-tax income	**222**	**197**	**207**	**824**	**834**
Reported pre-tax income	**264**	**194**	**207**	**889**	**932**
Cost/income ratio	**72%**	**69%**	**71%**	**68%**	**70%**
Return on regulatory capital†	**23%**	**20%**	**18%**	**20%**	**19%**

Key metrics

in USD bn	4Q20	3Q20	4Q19	2020	2019
Net margin in bps	36	33	37	36	38
Net new assets	(1.3)	2.3	0.6	8.9	8.7
Client Business Volume	402	361	331	402	331
Number of RM	600	600	600	600	600
Net loans	44	42	47	44	47
Risk-weighted assets	30	29	33	30	33
Leverage exposure	84	80	84	84	84

Note: Unless otherwise stated, all financial numbers presented and discussed are adjusted and exclude significant items. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix 1 Based on CHF figures converted into USD at weighted average exchange rates for P&L, and spot rates for AuM, client business volume, net loans, RWA and leverage exposure

CREDIT SUISSE February 18, 2021 56

   57  February 18, 2021  We achieved strong growth in underlying pre-tax income  Group pre-tax income in CHF mn  +13%  Adjusted & excluding significant items & at FXC1  Reported  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix1 At constant average 2019 FX rates  (27)%  +6%  Adjusted & excluding significant items

   58  February 18, 2021  Reinvigorated positive operating leverage  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. Growth percentages are calculated on the non-rounded results found in the Appendix 1 At constant average 2016 FX rates, calculated by converting the CHF amount of net revenues and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2016 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currencies  Pre-provision profit  Operating expenses  Net revenues  2017  2018  2019  2020  17.9  16.4  16.9  16.6  20.9  20.8  21.4  22.1  3.0  4.4  4.5  5.5  Group adjusted results excl. significant items; in CHF bn  2020 vs. 2016CAGR  (3)%  +3%  0.9  2016  19.1  20.0  2020 vs. 2016 CAGR(at FXC1)   (2)%  +4%

Our loan book is highly collateralized with a majority originated in Switzerland

Group gross loans



13%
CHF 294 bn[1]
87%

■ Collateralized
■ Uncollateralized

SUB share of Group gross loans



Other divisions
40%
CHF 294 bn[1]
SUB
60%

- **87%** of Group loans are collateralized
- SUB accounts for **60%** of Group gross loans; Switzerland has historically had a low credit loss experience compared to other regions[2]
- Average provision for credit losses ratio[3] 2010-2020 of **<10 bps** for Credit Suisse Group and its Wealth Management-related businesses

1 Group gross loans per 4Q20 2 Source: Bloomberg, company filings. Based on provision for credit losses over average loan ratio of banks in Switzerland, the U.S., the UK and Europe (2006 to 9M20 average). Banks in Switzerland include Banque Cantonale Vaudoise (only full year and half year data), Credit Suisse, UBS; banks in the U.S. include Bank of America, Citigroup, JP Morgan, Wells Fargo; banks in the UK include Barclays, Lloyds, RBS; banks in Europe include ABN Amro (starting from 2009), BBVA, BNP Paribas, Commerzbank, Crédit Agricole, Deutsche Bank, Erste Group, ING Group, Intesa Sanpaolo, KBC, Nordea, Santander, Société Générale, Unicredit 3 Provision for credit losses related to loans held at amortized cost as % of average gross loans held at amortized cost

CREDIT SUISSE February 18, 2021 59

 60  February 18, 2021  Oil & Gas / Leveraged Finance exposures  Oil & Gas exposure1in USD bn  Leveraged Finance exposure2in USD bn  (5)%  (12)%  1 Oil & Gas net lending exposure in Corporate Bank 2 Represents non-Investment Grade underwriting exposure  9.5  7.3  7.7  2.9Non-IG  4.8IG  3.0  7.5  3.4Non-IG  3.1Non-IG  4.1IG  6.9  3.8IG  6.2  3.0Non-IG  8.4  2.9Non-IG  7.5

Currency mix & Group capital metrics

Credit Suisse Group results

Group results	2020 in CHF mn	CHF	USD	Contribution EUR	GBP	Other
Net revenues	22,389	26%	49%	10%	3%	12%
Total expenses[1]	18,922	31%	40%	4%	9%	16%
Swiss Universal Bank						
Net revenues	5,615	78%	15%	4%	1%	2%
Total expenses[1]	3,511	83%	11%	2%	2%	2%
International Wealth Management						
Net revenues	4,837	26%	48%	17%	2%	7%
Total expenses[1]	3,785	44%	27%	9%	8%	12%
Asia Pacific						
Net revenues	3,155	4%	67%	4%	1%	24%
Total expenses[1]	2,327	12%	27%	-%	1%	60%
Investment Bank						
Net revenues	9,098	1%	65%	13%	5%	16%
Total expenses[1]	7,443	4%	58%	5%	17%	16%

Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for 2020, the sensitivities are:

- USD/CHF impact on 2020 pre-tax income by CHF +354 / (354) mn
- EUR/CHF impact on 2020 pre-tax income by CHF +153 / (153) mn

Currency mix capital metric[3]



17%
7%
7%
8%
6%
12%
23%
21%
29%
CHF
63%
65%
41%
USD
CET1 capital[4]
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **(1.8) bps / +2.0 bps impact** on the **BIS CET1 ratio**

1 Total expenses include provisions for credit losses 2 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.95 and EUR/CHF of 1.07 for the 2020 results 3 Data based on December 2020 month-end currency mix 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE February 18, 2021 61

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/10)

Group in CHF mn

	4Q20	3Q20	4Q19	4Q18	2020	2019	2018	2017	2016	2015	2014
Net revenues reported	**5,221**	**5,198**	**6,190**	**4,801**	**22,389**	**22,484**	**20,920**	**20,900**	**20,323**	**23,797**	**26,242**
FVoD	-	-	-	-	-	-	-	-	-	(298)	(543)
Real estate (gains)/losses	(15)	-	(146)	(12)	(15)	(251)	(28)	-	(424)	(95)	(414)
(Gains)/losses on business sales	-	-	2	(3)	-	2	(71)	13	58	(34)	(101)
Net revenues adjusted	**5,206**	**5,198**	**6,046**	**4,786**	**22,374**	**22,235**	**20,821**	**20,913**	**19,957**	**23,370**	**25,184**
o/w related to InvestLab transfer	-	-	-	-	268	327	-	-	-	-	-
o/w related to Allfunds Group revaluation	127	-	-	-	127	-	-	-	-	-	-
o/w related to SIX revaluation	158	-	498	-	158	498	-	-	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	134	-	-	-	-	-	-
o/w York impairment	(414)	-	-	-	(414)	-	-	-	-	-	-
Net revenues adj. excl. significant items	**5,335**	**5,198**	**5,548**	**4,786**	**22,101**	**21,410**	**20,821**	**20,913**	**19,957**	**23,370**	**25,184**
Provision for credit losses	**138**	**94**	**146**	**59**	**1,096**	**324**	**245**	**210**	**252**	**324**	**186**
Total operating expenses reported	**5,171**	**4,301**	**4,830**	**4,147**	**17,826**	**17,440**	**17,303**	**18,897**	**22,337**	**25,895**	**22,429**
Goodwill impairment	-	-	-	-	-	-	-	-	-	(3,797)	-
Restructuring expenses	(50)	(107)	-	(136)	(157)	-	(626)	(455)	(540)	(355)	-
Major litigation provisions	(757)	(152)	(326)	(82)	(988)	(389)	(244)	(493)	(2,707)	(820)	(2,436)
Expenses related to real estate disposals	(28)	(25)	(57)	-	(51)	(108)	-	-	-	-	-
Expenses related to business sales	-	-	-	(48)	-	-	(51)	(8)	-	-	-
Total operating expenses adjusted	**4,336**	**4,017**	**4,447**	**3,881**	**16,630**	**16,943**	**16,382**	**17,941**	**19,090**	**20,923**	**19,993**
Pre-tax income/(loss) reported	**(88)**	**803**	**1,214**	**595**	**3,467**	**4,720**	**3,372**	**1,793**	**(2,266)**	**(2,422)**	**3,627**
Total adjustments and significant items	949	284	(259)	251	908	(577)	822	969	2,881	4,545	1,378
Pre-tax income/(loss) adj. excl. significant items	**861**	**1,087**	**955**	**846**	**4,375**	**4,143**	**4,194**	**2,762**	**615**	**2,123**	**5,005**
Pre-provision profit/(loss) adj. excl. significant items	**999**	**1,181**	**1,101**	**905**	**5,471**	**4,467**	**4,439**	**2,972**	**867**	**2,447**	**5,191**

SUB in CHF mn

	4Q20	3Q20	4Q19	4Q18	2020	2019	2018	2017	2016
Net revenues reported	**1,393**	**1,294**	**1,734**	**1,336**	**5,615**	**5,905**	**5,443**	**5,314**	**5,720**
FVoD	-	-	-	-	-	-	-	-	-
Real estate (gains)/losses	(15)	-	(106)	(6)	(15)	(223)	(21)	-	(366)
(Gains)/losses on business sales	-	-	-	-	-	-	(37)	-	-
Net revenues adjusted	**1,378**	**1,294**	**1,628**	**1,330**	**5,600**	**5,682**	**5,385**	**5,314**	**5,354**
o/w related to InvestLab transfer	-	-	-	-	25	98	-	-	-
o/w related to Allfunds Group revaluation	38	-	-	-	38	-	-	-	-
o/w related to SIX revaluation	97	-	306	-	97	306	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	134	-	-	-	-
o/w York impairment	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**1,243**	**1,294**	**1,322**	**1,330**	**5,306**	**5,278**	**5,385**	**5,314**	**5,354**
Provision for credit losses	**66**	**52**	**43**	**26**	**270**	**109**	**127**	**75**	**79**
Total operating expenses reported	**840**	**812**	**824**	**852**	**3,241**	**3,223**	**3,325**	**3,576**	**3,619**
Goodwill impairment	-	-	-	-	-	-	-	-	-
Restructuring expenses	(3)	(41)	-	(21)	(44)	-	(101)	(59)	(60)
Major litigation provisions	(44)	-	-	(35)	(45)	(3)	(37)	(49)	(19)
Expenses related to real estate disposals	(3)	-	(2)	-	(3)	(12)	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**790**	**771**	**822**	**796**	**3,149**	**3,208**	**3,187**	**3,468**	**3,540**
Pre-tax income/(loss) reported	**487**	**430**	**867**	**458**	**2,104**	**2,573**	**1,991**	**1,663**	**2,022**
Total adjustments and significant items	(100)	41	(410)	50	(217)	(612)	80	108	(287)
Pre-tax income/(loss) adj. excl. significant items	**387**	**471**	**457**	**508**	**1,887**	**1,961**	**2,071**	**1,771**	**1,735**
Pre-provision profit/(loss) adj. excl. significant items	**453**	**523**	**500**	**534**	**2,157**	**2,070**	**2,198**	**1,846**	**1,814**

CREDIT SUISSE

February 18, 2021

62

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/10)

SUB PC in CHF mn

	4Q20	3Q20	2Q20	1Q20	4Q19	4Q18	2020	2019	2018	2017	2016
Net revenues reported	**750**	**700**	**836**	**769**	**968**	**716**	**3,055**	**3,186**	**2,903**	**2,826**	**3,199**
Real estate (gains)/losses	(15)	-	-	-	(104)	(6)	(15)	(221)	(21)	-	(366)
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	(19)	-	-
Net revenues adjusted	**735**	**700**	**836**	**769**	**864**	**710**	**3,040**	**2,965**	**2,863**	**2,826**	**2,833**
o/w related to InvestLab transfer	-	-	-	-	-	-	-	-	-	-	-
o/w related to Allfunds Group revaluation	-	-	-	-	-	-	-	-	-	-	-
o/w related to SIX revaluation	47	-	-	-	149	-	47	149	-	-	-
o/w Pfandbriefbank gain	-	-	134	-	-	-	134	-	-	-	-
o/w York impairment	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**688**	**700**	**702**	**769**	**715**	**710**	**2,859**	**2,816**	**2,863**	**2,826**	**2,833**
Provision for credit losses	**17**	**5**	**28**	**12**	**11**	**(4)**	**62**	**46**	**30**	**42**	**39**
Total operating expenses reported	**476**	**495**	**464**	**478**	**483**	**468**	**1,913**	**1,858**	**1,906**	**2,066**	**2,104**
Restructuring expenses	1	(36)	-	-	-	(10)	(35)	-	(66)	(53)	(51)
Major litigation provisions	-	-	-	-	-	-	-	-	-	(6)	-
Expenses related to real estate disposals	(3)	-	-	-	(1)	-	(3)	(8)	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**474**	**459**	**464**	**478**	**482**	**458**	**1,875**	**1,850**	**1,840**	**2,007**	**2,053**
Pre-tax income/(loss) reported	**257**	**200**	**344**	**279**	**474**	**252**	**1,080**	**1,282**	**967**	**718**	**1,056**
Total adjustments and significant items	(60)	36	(134)	-	(252)	4	(158)	(362)	26	59	(315)
Pre-tax income/(loss) adj. excl. significant items	**197**	**236**	**210**	**279**	**222**	**256**	**922**	**920**	**993**	**777**	**741**
Pre-provision profit/(loss) adj. excl. significant items	**214**	**241**	**238**	**291**	**233**	**252**	**984**	**966**	**1,023**	**819**	**780**

SUB C&IC in CHF mn

	4Q20	3Q20	4Q19	4Q18	2020	2019	2018	2017	2016
Net revenues reported	**643**	**594**	**766**	**620**	**2,560**	**2,719**	**2,540**	**2,488**	**2,521**
Real estate (gains)/losses	-	-	(2)	-	-	(2)	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	(18)	-	-
Net revenues adjusted	**643**	**594**	**764**	**620**	**2,560**	**2,717**	**2,522**	**2,488**	**2,521**
o/w related to InvestLab transfer	-	-	-	-	25	98	-	-	-
o/w related to Allfunds Group revaluation	38	-	-	-	38	-	-	-	-
o/w related to SIX revaluation	50	-	157	-	50	157	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-	-	-
o/w York impairment	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**555**	**594**	**607**	**620**	**2,447**	**2,462**	**2,522**	**2,488**	**2,521**
Provision for credit losses	**49**	**47**	**32**	**30**	**208**	**63**	**97**	**33**	**40**
Total operating expenses reported	**364**	**317**	**341**	**384**	**1,328**	**1,365**	**1,419**	**1,510**	**1,515**
Restructuring expenses	(4)	(5)	-	(11)	(9)	-	(35)	(6)	(9)
Major litigation provisions	(44)	-	-	(35)	(45)	(3)	(37)	(43)	(19)
Expenses related to real estate disposals	-	-	(1)	-	-	(4)	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**316**	**312**	**340**	**338**	**1,274**	**1,358**	**1,347**	**1,461**	**1,487**
Pre-tax income/(loss) reported	**230**	**230**	**393**	**206**	**1,024**	**1,291**	**1,024**	**945**	**966**
Total adjustments and significant items	(40)	5	(158)	46	(59)	(250)	54	49	28
Pre-tax income/(loss) adj. excl. significant items	**190**	**235**	**235**	**252**	**965**	**1,041**	**1,078**	**994**	**994**
Pre-provision profit/(loss) adj. excl. significant items	**239**	**282**	**267**	**282**	**1,173**	**1,104**	**1,175**	**1,027**	**1,034**

CREDIT SUISSE

February 18, 2021

63

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/10)

	IWM in CHF mn									**IWM PB** in CHF mn										
	4Q20	3Q20	4Q19	4Q18	2020	2019	2018	2017	2016	4Q20	3Q20	2Q20	1Q20	4Q19	4Q18	2020	2019	2018	2017	2016
Net revenues reported	952	1,142	1,636	1,369	4,837	5,816	5,320	5,055	4,721	974	836	905	1,032	1,186	905	3,747	4,181	3,782	3,532	3,380
Real estate (gains)/losses	-	-	(32)	(2)	-	(45)	(2)	-	(54)	-	-	-	-	(32)	(2)	-	(45)	(2)	-	(54)
(Gains)/losses on business sales	-	-	-	(24)	-	-	(55)	28	-	-	-	-	-	-	-	-	-	(37)	-	-
Net revenues adjusted	952	1,142	1,604	1,343	4,837	5,771	5,263	5,083	4,667	974	836	905	1,032	1,154	903	3,747	4,136	3,743	3,532	3,326
o/w related to InvestLab transfer	-	-	-	-	218	131	-	-	-	-	-	-	15	-	-	15	131	-	-	-
o/w related to Allfunds Group revaluation	51	-	-	-	51	-	-	-	-	51	-	-	-	-	-	51	-	-	-	-
o/w related to SIX revaluation	61	-	192	-	61	192	-	-	-	61	-	-	-	192	-	61	192	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
o/w York impairment	(414)	-	-	-	(414)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	1,254	1,142	1,412	1,343	4,921	5,448	5,263	5,083	4,667	862	836	905	1,017	962	903	3,620	3,813	3,743	3,532	3,326
Provision for credit losses	25	12	17	16	110	49	37	28	20	31	8	32	39	17	16	110	48	37	28	20
Total operating expenses reported	939	915	989	978	3,675	3,702	3,673	3,745	3,612	650	631	617	648	678	627	2,546	2,547	2,511	2,555	2,557
Restructuring expenses	(26)	(29)	-	(33)	(55)	-	(115)	(70)	(54)	(21)	(16)	-	-	-	(25)	(37)	-	(89)	(44)	(47)
Major litigation provisions	(1)	(20)	3	-	11	30	-	(48)	12	(1)	(20)	32	-	3	-	11	30	-	(48)	12
Expenses related to real estate disposals	(4)	(4)	(9)	-	(7)	(21)	-	-	-	(3)	(3)	-	1	(7)	-	(5)	(17)	-	-	-
Expenses related to business sales	-	-	-	(47)	-	-	(47)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	908	862	983	898	3,624	3,711	3,511	3,627	3,570	625	592	649	649	674	602	2,515	2,560	2,422	2,463	2,522
Pre-tax income/(loss) reported	(12)	215	630	375	1,052	2,065	1,610	1,282	1,089	293	197	256	345	491	262	1,091	1,586	1,234	949	803
Total adjustments and significant items	333	53	(218)	54	135	(377)	105	146	(12)	(87)	39	(32)	(16)	(220)	23	(96)	(381)	50	92	(19)
Pre-tax income/(loss) adj. excl. significant items	321	268	412	429	1,187	1,688	1,715	1,428	1,077	206	236	224	329	271	285	995	1,205	1,284	1,041	784
Pre-provision profit/(loss) adj. excl. significant items	346	280	429	445	1,297	1,737	1,752	1,456	1,097	237	244	256	368	288	301	1,105	1,253	1,321	1,069	804

CREDIT SUISSE
February 18, 2021
64

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/10)

IWM AM in CHF mn	4Q20	3Q20	4Q19	4Q18	2020	2019	2018	2017	2016
Net revenues reported	**(22)**	**306**	**450**	**464**	**1,090**	**1,635**	**1,538**	**1,523**	**1,341**
Real estate (gains)/losses	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	(24)	-	-	(18)	28	-
Net revenues adjusted	**(22)**	**306**	**450**	**440**	**1,090**	**1,635**	**1,520**	**1,551**	**1,341**
o/w related to InvestLab transfer	-	-	-	-	203	-	-	-	-
o/w related to Allfunds Group revaluation	-	-	-	-	-	-	-	-	-
o/w related to SIX revaluation	-	-	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-	-	-
o/w York impairment	(414)	-	-	-	(414)	-	-	-	-
Net revenues adj. excl. significant items	**392**	**306**	**450**	**440**	**1,301**	**1,635**	**1,520**	**1,551**	**1,341**
Provision for credit losses	**(6)**	**4**	**-**	**-**	**-**	**1**	**-**	**-**	**-**
Total operating expenses reported	**289**	**284**	**311**	**351**	**1,129**	**1,155**	**1,162**	**1,190**	**1,055**
Restructuring expenses	(5)	(13)	-	(8)	(18)	-	(26)	(26)	(7)
Major litigation provisions	-	-	-	-	-	-	-	-	-
Expenses related to real estate disposals	(1)	(1)	(2)	-	(2)	(4)	-	-	-
Expenses related to business sales	-	-	-	(47)	-	-	(47)	-	-
Total operating expenses adjusted	**283**	**270**	**309**	**296**	**1,109**	**1,151**	**1,089**	**1,164**	**1,048**
Pre-tax income/(loss) reported	**(305)**	**18**	**139**	**113**	**(39)**	**479**	**376**	**333**	**286**
Total adjustments and significant items	420	14	2	31	231	4	55	54	7
Pre-tax income/(loss) adj. excl. significant items	**115**	**32**	**141**	**144**	**192**	**483**	**431**	**387**	**293**
Pre-provision profit/(loss) adj. excl. significant items	**109**	**36**	**141**	**144**	**192**	**484**	**431**	**387**	**293**

APAC in CHF mn	4Q20	3Q20	2Q20	1Q20	4Q19	4Q18	2020	2019	2018	2017	2016
Net revenues reported	**784**	**728**	**808**	**835**	**750**	**584**	**3,155**	**3,029**	**2,759**	**2,814**	**2,658**
Real estate (gains)/losses	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**784**	**728**	**808**	**835**	**750**	**584**	**3,155**	**3,029**	**2,759**	**2,814**	**2,658**
o/w related to InvestLab transfer	-	-	-	25	-	-	25	98	-	-	-
o/w related to Allfunds Group revaluation	38	-	-	-	-	-	38	-	-	-	-
o/w related to SIX revaluation	-	-	-	-	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-	-	-	-	-
o/w York impairment	-	-	-	-	-	-	-	-	-		
Net revenues adj. excl. significant items	**746**	**728**	**808**	**810**	**750**	**584**	**3,092**	**2,931**	**2,759**	**2,814**	**2,658**
Provision for credit losses	**6**	**45**	**86**	**99**	**14**	**9**	**236**	**55**	**28**	**16**	**27**
Total operating expenses reported	**541**	**506**	**526**	**518**	**535**	**482**	**2,091**	**2,052**	**2,099**	**2,064**	**2,041**
Restructuring expenses	(2)	(2)	-	-	-	(12)	(4)	-	(37)	(25)	(17)
Major litigation provisions	-	-	-	-	-	(1)	-	-	(79)	-	-
Expenses related to real estate disposals	-	-	-	-	-	-	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**539**	**504**	**526**	**518**	**535**	**469**	**2,087**	**2,052**	**1,983**	**2,039**	**2,024**
Pre-tax income/(loss) reported	**237**	**177**	**196**	**218**	**201**	**93**	**828**	**922**	**632**	**734**	**590**
Total adjustments and significant items	(36)	2	-	(25)	-	13	(59)	(98)	116	25	17
Pre-tax income/(loss) adj. excl. significant items	**201**	**179**	**196**	**193**	**201**	**106**	**769**	**824**	**748**	**759**	**607**
Pre-provision profit/(loss) adj. excl. significant items	**207**	**224**	**282**	**292**	**215**	**115**	**1,005**	**879**	**776**	**775**	**634**

CREDIT SUISSE
February 18, 2021
65

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (5/10)

	IB in USD mn									**CC** in CHF mn								
	4Q20	3Q20	4Q19	4Q18	2020	2019	2018	2017	2016	4Q20	3Q20	4Q19	4Q18	2020	2019	2018	2017	2016
Net revenues reported	**2,337**	**2,245**	**1,977**	**1,606**	**9,718**	**8,216**	**8,215**	**8,688**	**8,572**	**(17)**	**(13)**	**123**	**84**	**(316)**	**(427)**	**102**	**87**	**75**
Real estate (gains)/losses	-	-	(7)	-	-	(7)	-	-	-	-	-	(1)	(4)	-	24	(4)	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	2	21	-	2	21	23	52
Net revenues adjusted	**2,337**	**2,245**	**1,970**	**1,606**	**9,718**	**8,209**	**8,215**	**8,688**	**8,572**	**(17)**	**(13)**	**124**	**101**	**(316)**	**(401)**	**119**	**110**	**127**
o/w related to InvestLab transfer	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
o/w related to Allfunds Group revaluation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
o/w related to SIX revaluation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
o/w York impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	**2,337**	**2,245**	**1,970**	**1,606**	**9,718**	**8,209**	**8,215**	**8,688**	**8,572**	**(17)**	**(13)**	**124**	**101**	**(316)**	**(401)**	**119**	**110**	**127**
Provision for credit losses	**42**	**(16)**	**69**	**8**	**489**	**105**	**52**	**61**	**15**	**3**	**(1)**	**5**	**1**	**9**	**7**	**1**	**-**	**-**
Total operating expenses reported	**1,977**	**1,856**	**1,851**	**1,650**	**7,469**	**7,078**	**7,313**	**7,573**	**7,998**	**1,070**	**377**	**657**	**65**	**1,847**	**1,432**	**399**	**868**	**817**
Restructuring expenses	(16)	(36)	-	(101)	(52)	-	(360)	(235)	(288)	(5)	(2)	-	(1)	(7)	-	1	(14)	(6)
Major litigation provisions	-	-	-	(2)	(25)	-	(12)	-	(7)	(712)	(132)	(329)	(1)	(930)	(416)	(1)	(127)	-
Expenses related to real estate disposals	(23)	(23)	(47)	-	(45)	(78)	-	-	-	-	-	-	-	-	1	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	(8)	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**1,938**	**1,797**	**1,804**	**1,547**	**7,347**	**7,000**	**6,941**	**7,330**	**7,703**	**353**	**243**	**328**	**63**	**910**	**1,017**	**399**	**727**	**811**
Pre-tax income/(loss) reported	**318**	**405**	**57**	**(52)**	**1,760**	**1,033**	**850**	**1,054**	**559**	**(1,090)**	**(389)**	**(539)**	**18**	**(2,172)**	**(1,866)**	**(298)**	**(781)**	**(742)**
Total adjustments and significant items	39	59	40	103	122	71	372	243	295	717	134	330	19	937	441	17	164	58
Pre-tax income/(loss) adj. excl. significant items	**357**	**464**	**97**	**51**	**1,882**	**1,104**	**1,222**	**1,297**	**854**	**(373)**	**(255)**	**(209)**	**37**	**(1,235)**	**(1,425)**	**(281)**	**(617)**	**(684)**
Pre-provision profit/(loss) adj. excl. significant items	**399**	**448**	**166**	**59**	**2,371**	**1,209**	**1,274**	**1,358**	**869**									

CREDIT SUISSE
February 18, 2021
66

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (6/10)

WM[1] in CHF mn	4Q20	3Q20	4Q19	4Q18	2020	2019	2018	2017	2016
Net revenues reported	2,508	2,264	2,904	2,205	9,957	10,396	9,444	9,172	9,237
Real estate (gains)/losses	(15)	-	(136)	(8)	(15)	(266)	(23)	-	(420)
(Gains)/losses on business sales	-	-	-	-	-	-	(56)	-	-
Net revenues adjusted	2,493	2,264	2,768	2,197	9,942	10,130	9,365	9,172	8,817
o/w related to InvestLab transfer	-	-	-	-	40	229	-	-	-
o/w related to Allfunds Group revaluation	89	-	-	-	89	-	-	-	-
o/w related to SIX revaluation	108	-	341	-	108	341	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	134	-	-	-	-
o/w York impairment	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	2,296	2,264	2,427	2,197	9,571	9,560	9,365	9,172	8,817
Provision for credit losses	54	58	42	21	408	149	95	86	86
Total operating expenses reported	1,667	1,632	1,696	1,577	6,550	6,457	6,516	6,685	6,702
Restructuring expenses	(22)	(54)	-	(47)	(76)	-	(192)	(122)	(115)
Major litigation provisions	(1)	(20)	3	(1)	11	30	(79)	(54)	12
Expenses related to real estate disposals	(6)	(3)	(8)	-	(8)	(25)	-	-	-
Expenses related to business sales	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	1,638	1,555	1,691	1,529	6,477	6,462	6,245	6,509	6,599
Pre-tax income/(loss) reported	787	574	1,166	607	2,999	3,790	2,833	2,401	2,449
Total adjustments and significant items	(183)	77	(472)	40	(313)	(841)	192	176	(317)
Pre-tax income/(loss) adj. excl. significant items	604	651	694	647	2,686	2,949	3,025	2,577	2,132
Pre-provision profit/(loss) adj. excl. significant items	658	709	736	668	3,094	3,098	3,120	2,663	2,218

WM-related[2] in CHF mn	4Q20	3Q20	4Q19	4Q18	2020	2019	2018	2017	2016
Net revenues reported	3,129	3,164	4,120	3,289	13,607	14,750	13,522	13,183	13,099
Real estate (gains)/losses	(15)	-	(138)	(8)	(15)	(268)	(23)	-	(420)
(Gains)/losses on business sales	-	-	-	(24)	-	-	(92)	28	-
Net revenues adjusted	3,114	3,164	3,982	3,257	13,592	14,482	13,407	13,211	12,679
o/w related to InvestLab transfer	-	-	-	-	268	327	-	-	-
o/w related to Allfunds Group revaluation	127	-	-	-	127	-	-	-	-
o/w related to SIX revaluation	158	-	498	-	158	498	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	134	-	-	-	-
o/w York impairment	(414)	-	-	-	(414)				
Net revenues adj. excl. significant items	3,243	3,164	3,484	3,257	13,319	13,657	13,407	13,211	12,679
Provision for credit losses	97	109	74	51	616	213	192	119	126
Total operating expenses reported	2,320	2,233	2,348	2,312	9,007	8,977	9,097	9,385	9,272
Restructuring expenses	(31)	(72)	-	(66)	(103)	-	(253)	(154)	(131)
Major litigation provisions	(45)	(20)	3	(36)	(34)	27	(116)	(97)	(7)
Expenses related to real estate disposals	(7)	(4)	(11)	-	(10)	(33)	-	-	-
Expenses related to business sales	-	-	-	(47)	-	-	(47)	-	-
Total operating expenses adjusted	2,237	2,137	2,340	2,163	8,860	8,971	8,681	9,134	9,134
Pre-tax income/(loss) reported	712	822	1,698	926	3,984	5,560	4,233	3,679	3,701
Total adjustments and significant items	197	96	(628)	117	(141)	(1,087)	301	279	(282)
Pre-tax income/(loss) adj. excl. significant items	909	918	1,070	1,043	3,843	4,473	4,534	3,958	3,419
Pre-provision profit/(loss) adj. excl. significant items	1,006	1,027	1,144	1,094	4,459	4,686	4,726	4,077	3,545

1 SUB PC, IWM PB and APAC 2 SUB, IWM and APAC

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67

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (7/10)

4Q20 adjusted financials excl. significant items in CHF mn	SUB	SUB PC	SUB C&IC	IWM	IWM PB	IWM AM	APAC	IB	CC	Group
Net interest income	658	403	255	304	304	-	241	-	-	-
Recurring commissions & fees	352	193	159	557	297	260	89	-	-	-
Transaction-based	244	96	148	433	261	172	415	-	-	-
Other revenues	(11)	(4)	(7)	(40)	-	(40)	1	-	-	-
Net revenues adj. excl. significant items	**1,243**	**688**	**555**	**1,254**	**862**	**392**	**746**	**2,109**	**(17)**	**5,335**
Provision for credit losses	**66**	**17**	**49**	**25**	**31**	**(6)**	**6**	**38**	**3**	**138**
Total operating expenses adjusted	**790**	**474**	**316**	**908**	**625**	**283**	**539**	**1,746**	**353**	**4,336**
Pre-tax income/(loss) adj. excl. significant items	**387**	**197**	**190**	**321**	**206**	**115**	**201**	**325**	**(373)**	**861**
FX impacts in CHF mn										
Net interest income	(5)	-	(5)	(19)	(19)	-	(18)	-	-	-
Recurring commissions & fees	(5)	(3)	(2)	(39)	(29)	(10)	(7)	-	-	-
Transaction-based	(8)	(3)	(5)	(43)	(30)	(13)	(32)	-	-	-
Other revenues	1	1	-	5	-	5	-	-	-	-
Net revenues adj. excl. significant items	**(17)**	**(5)**	**(12)**	**(96)**	**(78)**	**(18)**	**(57)**	**(203)**	**5**	**(368)**
Provision for credit losses	**-**	**-**	**-**	**(2)**	**(2)**	**-**	**-**	**(3)**	**-**	**(5)**
Total operating expenses adjusted	**(12)**	**(5)**	**(7)**	**(54)**	**(43)**	**(11)**	**(43)**	**(139)**	**(7)**	**(255)**
Pre-tax income/(loss) adj. excl. significant items	**(5)**	**-**	**(5)**	**(40)**	**(33)**	**(7)**	**(14)**	**(61)**	**12**	**(108)**
4Q20 adjusted financials excl. significant items at FXC[1] in CHF mn										
Net interest income	663	403	260	323	323	-	259	-	-	-
Recurring commissions & fees	357	196	161	596	326	270	96	-	-	-
Transaction-based	252	99	153	476	291	185	447	-	-	-
Other revenues	(12)	(5)	(7)	(45)	-	(45)	1	-	-	-
Net revenues adj. excl. significant items	**1,260**	**693**	**567**	**1,350**	**940**	**410**	**803**	**2,312**	**(22)**	**5,703**
Provision for credit losses	**66**	**17**	**49**	**27**	**33**	**(6)**	**6**	**41**	**3**	**143**
Total operating expenses adjusted	**802**	**479**	**323**	**962**	**668**	**294**	**582**	**1,885**	**360**	**4,591**
Pre-tax income/(loss) adj. excl. significant items	**392**	**197**	**195**	**361**	**239**	**122**	**215**	**386**	**(385)**	**969**

1 At constant average 4Q19 FX rates

CREDIT SUISSE
February 18, 2021
68

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (8/10)

2020 adjusted financials excl. significant items in CHF mn	**SUB**	**SUB PC**	**SUB C&IC**	**IWM**	**IWM PB**	**IWM AM**	**APAC**	**IB**	**CC**	**Group**
Net interest income	2,683	1,614	1,069	1,265	1,265	-	1,071	-	-	-
Recurring commissions & fees	1,440	775	665	2,139	1,136	1,003	348	-	-	-
Transaction-based	1,235	480	755	1,598	1,221	377	1,670	-	-	-
Other revenues	(52)	(10)	(42)	(81)	(2)	(79)	3	-	-	-
Net revenues adj. excl. significant items	**5,306**	**2,859**	**2,447**	**4,921**	**3,620**	**1,301**	**3,092**	**9,098**	**(316)**	**22,101**
Provision for credit losses	**270**	**62**	**208**	**110**	**110**	**-**	**236**	**471**	**9**	**1,096**
Total operating expenses adjusted	**3,149**	**1,875**	**1,274**	**3,624**	**2,515**	**1,109**	**2,087**	**6,860**	**910**	**16,630**
Pre-tax income/(loss) adj. excl. significant items	**1,887**	**922**	**965**	**1,187**	**995**	**192**	**769**	**1,767**	**(1,235)**	**4,375**
FX impacts in CHF mn										
Net interest income	(19)	(2)	(17)	(62)	(62)	-	(63)	-	-	-
Recurring commissions & fees	(17)	(10)	(7)	(123)	(92)	(31)	(22)	-	-	-
Transaction-based	(32)	(11)	(21)	(117)	(96)	(21)	(96)	-	-	-
Other revenues	-	-	-	9	-	9	-	-	-	-
Net revenues adj. excl. significant items	**(68)**	**(23)**	**(45)**	**(293)**	**(250)**	**(43)**	**(181)**	**(603)**	**11**	**(1,134)**
Provision for credit losses	**(1)**	**-**	**(1)**	**(4)**	**(4)**	**-**	**(10)**	**(18)**	**-**	**(33)**
Total operating expenses adjusted	**(38)**	**(19)**	**(19)**	**(185)**	**(144)**	**(41)**	**(126)**	**(447)**	**(18)**	**(814)**
Pre-tax income/(loss) adj. excl. significant items	**(29)**	**(4)**	**(25)**	**(104)**	**(102)**	**(2)**	**(45)**	**(138)**	**29**	**(287)**
2020 adjusted financials excl. significant items at FXC[1] in CHF mn										
Net interest income	2,702	1,616	1,086	1,327	1,327	-	1,134	-	-	-
Recurring commissions & fees	1,457	785	672	2,262	1,228	1,034	370	-	-	-
Transaction-based	1,267	491	776	1,715	1,317	398	1,766	-	-	-
Other revenues	(52)	(10)	(42)	(90)	(2)	(88)	3	-	-	-
Net revenues adj. excl. significant items	**5,374**	**2,882**	**2,492**	**5,214**	**3,870**	**1,344**	**3,273**	**9,701**	**(327)**	**23,235**
Provision for credit losses	**271**	**62**	**209**	**114**	**114**	**-**	**246**	**489**	**9**	**1,129**
Total operating expenses adjusted	**3,187**	**1,894**	**1,293**	**3,809**	**2,659**	**1,150**	**2,213**	**7,307**	**928**	**17,444**
Pre-tax income/(loss) adj. excl. significant items	**1,916**	**926**	**990**	**1,291**	**1,097**	**194**	**814**	**1,905**	**(1,264)**	**4,662**

1 At constant average 2019 FX rates

CREDIT SUISSE
February 18, 2021
69

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (9/10)

	IWM in USD mn[1]					IWM PB in USD mn[1]					IWM AM in USD mn[1]				
	4Q20	3Q20	4Q19	2020	2019	4Q20	3Q20	4Q19	2020	2019	4Q20	3Q20	4Q19	2020	2019
Net revenues reported	**1,064**	**1,252**	**1,666**	**5,165**	**5,863**	**1,085**	**916**	**1,208**	**4,013**	**4,215**	**(21)**	**336**	**458**	**1,152**	**1,648**
Real estate (gains)/losses	-	-	(33)	-	(47)	-	-	(33)	-	(47)	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**1,064**	**1,252**	**1,633**	**5,165**	**5,816**	**1,085**	**916**	**1,175**	**4,013**	**4,168**	**(21)**	**336**	**458**	**1,152**	**1,648**
o/w related to InvestLab transfer	-	-	-	227	131	-	-	-	16	131	-	-	-	211	-
o/w related to Allfunds Group revaluation	58	-	-	58	-	58	-	-	58	-	-	-	-	-	-
o/w related to SIX revaluation	70	-	198	70	198	70	-	198	70	198	-	-	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
o/w York impairment	(458)	-	-	(458)	-	-	-	-	-	-	(458)	-	-	(458)	-
Net revenues adj. excl. significant items	**1,394**	**1,252**	**1,435**	**5,268**	**5,487**	**957**	**916**	**977**	**3,869**	**3,839**	**437**	**336**	**458**	**1,399**	**1,648**
Provision for credit losses	**28**	**13**	**17**	**117**	**49**	**34**	**9**	**17**	**117**	**48**	**(6)**	**4**	**-**	**-**	**1**
Total operating expenses reported	**1,043**	**1,003**	**1,006**	**3,939**	**3,728**	**723**	**691**	**690**	**2,729**	**2,565**	**320**	**312**	**316**	**1,210**	**1,163**
Restructuring expenses	(29)	(31)	-	(60)	-	(24)	(17)	-	(41)	-	(5)	(14)	-	(19)	-
Major litigation provisions	(1)	(22)	3	10	30	(1)	(22)	3	10	30	-	-	-	-	-
Expenses related to real estate disposals	(4)	(4)	(10)	(8)	(22)	(3)	(3)	(8)	(6)	(18)	(1)	(1)	(2)	(2)	(4)
Expenses related to business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**1,009**	**946**	**999**	**3,881**	**3,736**	**695**	**649**	**685**	**2,692**	**2,577**	**314**	**297**	**314**	**1,189**	**1,159**
Pre-tax income/(loss) reported	**(7)**	**236**	**643**	**1,109**	**2,086**	**328**	**216**	**501**	**1,167**	**1,602**	**(335)**	**20**	**142**	**(58)**	**484**
Total adjustments and significant items	364	57	(224)	161	(384)	(100)	42	(226)	(107)	(388)	464	15	2	268	4
Pre-tax income/(loss) adj. excl. significant items	**357**	**293**	**419**	**1,270**	**1,702**	**228**	**258**	**275**	**1,060**	**1,214**	**129**	**35**	**144**	**210**	**488**
Pre-provision profit/(loss) adj. excl. significant items	**385**	**306**	**436**	**1,387**	**1,751**	**262**	**267**	**292**	**1,177**	**1,262**	**123**	**39**	**144**	**210**	**489**

1 Based on CHF figures converted into USD at weighted average exchange rates

CREDIT SUISSE February 18, 2021 70

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (10/10)

APAC in USD mn[1]

	4Q20	3Q20	4Q19	2020	2019
Net revenues reported	**871**	**800**	**764**	**3,378**	**3,052**
Real estate (gains)/losses	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**871**	**800**	**764**	**3,378**	**3,052**
o/w related to InvestLab transfer	-	-	-	26	98
o/w related to Allfunds Group revaluation	43	-	-	43	-
o/w related to SIX revaluation	-	-	-	-	-
o/w Pfandbriefbank gain	-	-	-	-	-
o/w York impairment	-	-	-	-	-
Net revenues adj. excl. significant items	**828**	**800**	**764**	**3,309**	**2,954**
Provision for credit losses	**7**	**49**	**13**	**248**	**55**
Total operating expenses reported	**600**	**557**	**544**	**2,241**	**2,065**
Restructuring expenses	(1)	(3)	-	(4)	-
Major litigation provisions	-	-	-	-	-
Expenses related to real estate disposals	-	-	-	-	-
Expenses related to business sales	-	-	-	-	-
Total operating expenses adjusted	**599**	**554**	**544**	**2,237**	**2,065**
Pre-tax income/(loss) reported	**264**	**194**	**207**	**889**	**932**
Total adjustments and significant items	(42)	3	-	(65)	(98)
Pre-tax income/(loss) adj. excl. significant items	**222**	**197**	**207**	**824**	**834**
Pre-provision profit/(loss) adj. excl. significant items	**229**	**246**	**220**	**1,072**	**889**

1 Based on CHF figures converted into USD at weighted average exchange rates

CREDIT SUISSE
February 18, 2021
71

Notes

General notes

- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 capital, CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and, for periods prior to 2019, on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodology
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business
- Unless otherwise noted, **FX impact** is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2019 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currencies
- **Wealth Management** businesses include SUB PC, IWM PB and APAC and related figures refer to their combined results
- **Wealth Management-related** businesses include SUB, IWM and APAC and related figures refer to their combined results
- **Pre-provision profit** refers to pre-tax income excluding provision for credit losses
- **Client Business Volume** includes assets under management, custody assets and net loans

Specific notes

† Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onwards. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders' equity. Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders' equity. Tangible book value per share, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders' equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

For end-4Q18, tangible shareholders' equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 43,922 mn as presented in our balance sheet.
For end-1Q19, tangible shareholders' equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders' equity of CHF 43,825 mn as presented in our balance sheet.
For end-2Q19, tangible shareholders' equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders' equity of CHF 43,673 mn as presented in our balance sheet.
For end-3Q19, tangible shareholders' equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders' equity of CHF 45,150 mn as presented in our balance sheet.
For end-4Q19, tangible shareholders' equity excluded goodwill of CHF 4,663 mn and other intangible assets of CHF 291 mn from total shareholders' equity of CHF 43,644 mn as presented in our balance sheet.
For end-1Q20, tangible shareholders' equity excluded goodwill of CHF 4,604 mn and other intangible assets of CHF 279 mn from total shareholders' equity of CHF 48,675 mn as presented in our balance sheet.
For end-2Q20, tangible shareholders' equity excluded goodwill of CHF 4,676 mn and other intangible assets of CHF 273 mn from total shareholders' equity of CHF 46,535 mn as presented in our balance sheet.
For end-3Q20, tangible shareholders' equity excluded goodwill of CHF 4,577 mn and other intangible assets of CHF 256 mn from total shareholders' equity of CHF 45,740 mn as presented in our balance sheet.
For end-4Q20, tangible shareholders' equity excluded goodwill of CHF 4,426 mn and other intangible assets of CHF 237 mn from total shareholders' equity of CHF 42,677 mn as presented in our balance sheet.
Shares outstanding were 2,436.2 mn at end-4Q19 and 2,406.1 mn at end-4Q20.

CREDIT SUISSE February 18, 2021 72

73  February 18, 2021  AbbreviationsACL = Allowance for credit losses; Adj. = Adjusted; AGM = Annual General Meeting; AM = Asset Management; APAC = Asia Pacific; ARU = Asset Resolution Unit; attr. = attributable; AuM = Assets under Management; Avg. = Average; BAC = Bank of America; BARC = Barclays; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; BoD = Board of Directors; bps = basis points; C&IC = Corporate & Institutional Clients; CB = Central Bank; CBV = Client Business Volume; CDP = Carbon Disclosure Project; CECL = Current Expected Credit Losses; CET1 = Common Equity Tier 1; Citi = Citibank; Corp. Ctr. = Corporate Center; COVID-19 = Coronavirus disease 2019; CRCO = Chief Risk & Compliance Officer; CSX = Credit Suisse X; DB = Deutsche Bank; DCM = Debt Capital Markets; E = Estimate; e.g. = for example; ECM = Equity Capital Markets; EMEA = Europe, Middle East and Africa; ESG = Environmental, Social and Governance; ExB = Executive Board; excl. = excluding; FINMA = Swiss Financial Market Supervisory Authority; FVoD = Fair Value on own Debt; FX = Foreign Exchange; FXC = FX Constant; G&A = General and Administrative; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GS = Goldman Sachs; GTS = Global Trading Solutions; HQLA = High Quality Liquid Assets; IB = Investment Bank; IBCM = Investment Banking Capital Markets; IG = Investment Grade; incl. = including; IPO = Initial Public Offering; IWM = International Wealth Management; JPM = JP Morgan; LCR = Liquidity Coverage Ratio; Lev Fin = Leveraged Finance; M&A = Mergers & Acquisitions; MS = Morgan Stanley; MSCI = Morgan Stanley Capital International; MtM = Mark to Market; NAB = Neue Aargauer Bank; NGO = Non-Governmental Organization; NNA = Net New Assets; o/w = of which; p.a. = per anum; PB = Private Banking; PC = Private Clients; PCL = Provision for credit losses; PE = Private Equity; pp. = percentage point; PTI = Pre-tax income; QoQ = Quarter on Quarter; RM = Relationship Manager; RoA = Return on Assets; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; S&T = Sales and Trading; sign. = significant; SIX = Swiss Infrastructure and Exchange; SoW = Share of Wallet; SPAC = Special Purpose Acquisition Company; SRI = Sustainability, Research & Investment Solutions; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBVPS = Tangible Book Value Per Share; TNFD = Taskforce on Nature-related Financial Disclosure; U/HNW = (Ultra) High Net Worth; vs. = versus; WEF = World Economic Forum; WM = Wealth Management; YoY = Year on year; YTD = Year-to-date

 February 18, 2021  74

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)
Date: February 18, 2021
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer